SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2002

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form  40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         N/A.

Deed of Amendment to Articles of Association

On December 4, 2002, the registrant filed a Deed of Amendment to its Articles of Association (the “Deed of Amendment”) with the Handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam (the “Dutch Trade Register”). The Deed of Amendment is publicly available from the Dutch Trade Register. The English translation of the Deed of Amendment is attached to this report as Appendix A. The Deed of Amendment includes as Annexes thereto the following documents: (1) letter dated 29 November 2002 from the Ministry of Justice informing of no objection to the amendment of the Articles of Association (an English translation of which is included as part of Appendix A) and (2) the text of the Restructuring Agreement, dated September 18, 2002, by and among the registrant, Schoeller Logistic Technologies Holding GmbH, Schoeller Logistic Systems GmbH and the Consenting Noteholders that are signatories thereto.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: December 5, 2002

By:	/S/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Office

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APPENDIX A

[Letterhead of Houthoff Buruma]

The undersigned:

Martine Bijkerk, civil-law notary, practicing at Amsterdam,
declares that the attached document is an informal English translation of the Articles of Association of IFCO Systems N.V., registered at Amsterdam, in force as of the 4th day of December 2002.

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitable differences may occur in translation, and if so the Dutch text will by law govern.

Signed at Amsterdam
On December 4, 2002.

/s/    Martine Bijkerk

[Seal]

AMENDMENT OF THE ARTICLES OF
ASSOCIATION
IFCO Systems, N.V.
With its registered office in Amsterdam,
d.d. December 4, 2002.

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INFORMAL TRANSLATION OF THE DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION OF IFCO SYSTEMS N.V. (I)

On the fourth day of December
two thousand two, appeared before,
Martine Bijkerk, civil law notary practising in Amsterdam:
Hylda Esther Boschma, employed at the offices of Houthoff Buruma, Amsterdam with address Parnassusweg 126, 1076 AT Amsterdam, born in Sneek on the tenth day of February nineteen hundred and sixty-eight, holder of passport with number: N86794290.
The person appearing declared:
–
that the latest amendment to the Articles of Association of the public company: IFCO Systems N.V., with registered office in Amsterdam, has been executed on the twenty-seventh day of March two thousand before H.B.H. Kraak, civil law notary in Amsterdam, on the draft of which deed the ministerial declaration of no-objection has been granted on the twenty-second day of March two thousand under number N.V. 1.070.445;

–	that the general meeting of shareholders of said company has resolved to amend the Articles of Association;
–	that furthermore it is resolved to authorize the person appearing to sign the deed of amendment of the Articles of Association and to adopt new Articles of Association in substitution therefor;
–	that said resolutions are evidenced by means of the minutes of the general meeting of shareholders of the company to be attached to this instrument.
In order to carry out said resolutions the person appearing subsequently declared to amend the Articles of Association as follows:
Artikel 1. Definitions
1.1.	In these Articles of Association the following definitions apply:
a.	Ad Hoc Committee shall mean: the entities that were, immediately prior to the Effective Date, members of the Ad Hoc Committee as defined in the Restructuring Agreement;
b.	Affiliate shall mean: with respect to any Person, any other Person controlling, controlled by or under common control with such person;
c.	Annual Accounts shall mean: the balance sheet, the profit and loss account and the explanatory notes to these accounts;

40\104863\00008s-dw.16 (Nov.28)

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d.	Annual Meeting shall mean: the General Meeting with the purpose of considering and adopting the Annual Accounts, the annual report and any other documents required by law;
e.	Articles of Association shall mean: the articles of association of the Company;
f.	Board of Directors shall mean: the board of management of the Company;
g.	Company shall mean: IFCO Systems N.V., registered in Amsterdam;
h.	Consenting Noteholder (collectively, the Consenting Noteholders) shall mean: each of the holders of the Company’s Notes signatories to the Restructuring Agreement;
i.
Consolidation Date shall mean: the date, starting from the precise moment the Board of Directors has filed notice with the Dutch Trade Register where the Company is registered, stating that (i) Article 4A, Article 30 and Article 31 of these Articles of Association will enter into force and (ii) the Board of Directors has taken a resolution in which the manner the share consolidation will take place is described, provided, however, that the Effective Date has not yet occurred.For the avoidance of doubt this means that the Consolidation Date may only occur before the occurrence of the Effective Date.

j.
Distributable Reserves shall mean: that part of the Company’s shareholders’ equity which is in excess of the paid-up and called-up part of the capital, increased by the reserves which are required by law and by virtue of these Articles of Association;

k.
Effective Date shall mean: the date, starting from the precise moment the Board of Directors has filed notice with the Dutch Trade Register where the Company is registered, stating that the Effective Date referred to in the Restructuring Agreement has occurred;

l.
Exercise Period shall mean: a period of thirty (30) days immediately following the Company’s Board of Director’s determination of the equity valuation of the Company as contemplated in the Restructuring Agreement;

m.	Exchange Warrants shall mean: the warrants issued by the Company to its shareholders upon a resolution to be taken by the Board of Directors of the Company;

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n.	General Meeting shall mean: both the body formed by shareholders and others with voting rights as well as the meeting of shareholders and others with voting rights;
o.	Group Company shall mean: a legal entity or a company which is a Subsidiary that is associated with the Company in a group;
p.	Management Business Plan shall mean: the Company’s management business plan dated as of the nineteenth day of April two thousand two;
q.
Management Share Incentive Plan shall mean: the management share incentive plan to be adopted by the Company covering five percent (5%) of the total amount of the Company’s ordinary shares outstanding immediately following the completion of the Restructuring;

r.
Notes shall mean: the EUR 200,000,000 10.625% Senior Subordinated Notes due two thousand ten issued by the Company pursuant to the Indenture, dated the eighth day of March two thousand, as amended by the First Supplemental Indenture, dated the thirty-first day of May two thousand and by the Second Supplemental Indenture, dated the eighth day of September two thousand;

s.
Person shall mean: any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental body or other entity;

t.
Restructuring shall mean: the financial restructuring of the Company and its Subsidiaries on the terms and subject to the conditions set forth in the Restructuring Agreement, with such modifications as mutually agreed to by the Company, the Consenting Noteholders, Schoeller Logistic Technologies Holding GmbH and Schoeller Logistic Systems GmbH;

u.
Restructuring Agreement shall mean: the agreement by and among IFCO Systems N.V., Schoeller Logistic Technologies Holding GmbH, Schoeller Logistic Systems GmbH and each of the Consenting Noteholders thereto, dated as of the eighteenth day of September two thousand two. The text of the Restructuring Agreement is attached to this deed and will be attached to the certified copy of this deed which will be deposited with the Trade Register where the Company is registered;

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v.	Subsidiary shall mean:
1.
a legal entity in which the Company or one or more of its Subsidiaries, whether or not pursuant to an agreement with other persons entitled to vote, can jointly or by itself exercise more than half of the voting rights at the general meeting;

2.
a legal entity, of which the Company or one or more of its Subsidiaries are a member or shareholder and, whether or not pursuant to an agreement with other persons entitled to vote, can jointly or by itself appoint or remove from office more than half of the number of members of the board of management, even if all the persons entitled to vote cast their votes;

3.	a company acting under its own name in which the Company or one or more of its Subsidiaries, as partner is or are fully liable for the debts towards creditors.
Artikel 2. Name and seat
2.1.	The name of the Company is: IFCO Systems N.V.
2.2.	The registered seat of the Company is in Amsterdam.
2.3.	The Company may have branch offices and branch establishments elsewhere, both at home and abroad.
Artikel 3. Objects
3.1.
The object of the Company is to participate in and to manage, control and finance other enterprises, to provide security for debts of subsidiaries and group companies of the Company and of third parties, to enter into agreements concerning the indemnification of its managing directors and to undertake all that which is connected to the foregoing or in furtherance thereof, all in the widest sense of the words.

Artikel 4. Capital and shares upon and as of the precise moment this deed is executed
4.1.
This Article 4 is in force upon and as of the precise moment this deed is executed and will be replaced by (i) Article 4A upon and as of the Consolidation Date or (ii) Article 4C upon and as of the Effective Date, in case the Consolidation Date has not occurred.

4.2.	The authorized capital amounts to two million euro (EUR 2,000,000.-).
4.3.
The authorized capitaI is divided into two hundred million (200,000,000) shares, consisting of one hundred million (100,000,000) ordinary shares, each with a nominal value of one eurocent (EUR 0.01) and one hundred million (100,000,000) preference shares, each with a nominal value of one

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eurocent (EUR 0.01).
Where these Articles of Association refer to shares and shareholders, these shall be understood to refer to the aforementioned classes and holders thereof, unless the contrary is indicated.
Artikel 4A. Capital and shares upon and as of the Consolidation Date
4A.1.	This Article 4A will be in force upon and as of the Consolidation Date and will be replaced by Article 4B upon and as of the Effective Date.
4A.2.	The authorized capital amounts to two million euro (EUR 2,000,000.-).
4A.3.
The authorized capital is divided into twenty million (20,000,000) shares consisting of ten million (10,000,000) ordinary shares each with a nominal value of ten eurocent (EUR 0.10) and ten million (10,000,000) preference shares, each with a nominal value of ten eurocent (EUR 0.10). Where these Articles of Association refer to shares and shareholders, these shall be understood to refer to the aforementioned classes and holders thereof, unless the contrary is indicated.

Artikel 4B. Capital and shares upon and as of the Effective Date, provided that the Consolidation Date has occurred
4B.1.	This Article 4B will be in force upon and as of the Effective Date, provided that the Consolidation Date has occurred.
4B.2.	The authorized capital amounts to fourteen million euro (EUR 14,000,000.-).
4B.3.
The authorized capital is divided into one hundred forty million (140,000,000) shares consisting of seventy million (70,000,000) ordinary shares, each with a nominal value of ten eurocent (EUR 0.10) and seventy million (70,000,000) preference shares, each with a nominal value of ten eurocent (EUR 0.10).

Where these Articles of Association refer to shares and shareholders, these shall be understood to refer to the aforementioned classes and holders thereof, unless the contrary is indicated.
Artikel 4C. Capital and shares upon and as of the Effective Date, provided that the Consolidation Date has not occurred
4C.1.	This Article 4C will be in force upon and as of the Effective Date, provided that the Consolidation Date has not occurred.
4C.2.	The authorized capital amounts to fourteen million euro (EUR 14,000,000.-).
4C.3.
The authorized capital is divided into one billion four hundred million (1,400,000,000) shares consisting of seven hundred million (700,000,000) ordinary shares, each with a nominal value of one eurocent (EUR 0.01) and seven hundred million (700,000,000) preference shares, each with a nominal value of one eurocent (EUR 0.01).

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Where these Articles of Association refer to shares and shareholders, these shall be understood to refer to the aforementioned classes and holders thereof, unless the contrary is indicated.
Artikel 5. Registered shares and bearer shares
5.1.
Preference shares are registered shares and are numbered consecutively from P1 onwards. Share certificates of preference shares shall not be issued. Ordinary shares shall be either in bearer or registered form, as specified in the following paragraphs. Ordinary registered shares are numbered consecutively from 1 onwards.

5.2.	If a share belongs to more than one person, the collectively entitled parties may only have themselves represented vis-à-vis the Company by one person.
5.3.
The expression “shareholder”, as used in these Articles of Association, shall, if the ownership of a share is vested in more than one person, mean the joint holders of such share, without prejudice, however, to the provisions of paragraph 2 of this Article.

5.4.	Registered shares shall be available:
–	in the form of an entry in the shareholders register without issue of a share certificate; shares of this type are referred to in these Articles of Association as type I registered shares;
–
or – should the Board of Directors so decide – in the form of an entry in the shareholders register with issue of a certificate, which certificate shall consist of a main part without dividend coupon; shares of this type and share certificates relating thereto are referred to in these Articles of Association as type II registered shares and type II share certificates.

5.5.	Type II share certificates shall be available in such denominations as the Board of Directors shall determine.
5.6.	All share certificates of registered shares and bearer shares shall be signed in accordance with these provisions of Articles of Association; the signatures may be effected by printed facsimile.
Furthermore, type II share certificates shall, and all other share certificates may, be countersigned by one or more persons designated by the Board of Directors for that purpose.
5.7.	All share certificates shall be identified by numbers and/or letters.
5.8.	The Board of Directors may determine that for the trade at foreign stock exchanges share certificates shall be issued complying with the requirements

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set by said foreign stock exchange(s) and not provided with any dividend sheet.
5.9.	The Company, by means of a resolution of the Board of Directors, may decide that ordinary registered shares held by a shareholder are converted into ordinary bearer shares and vice versa.
As of the Consolidation Date and, in case the Consolidation Date does not occur prior to the Effective Date, as of the Effective Date, each shareholder may elect to have his ordinary registered shares converted into ordinary bearer shares and vice versa, on conditions to be determined by the Board of Directors.
5.10.	The expression “share certificate” as used in these Articles of Association shall include a share certificate in respect of more than one share.
Artikel 6. Duplicates
6.1.
Upon written request from a shareholder, missing or damaged share certificates, or parts thereof, may be replaced by new certificates or by duplicates bearing the same numbers and/or letters, provided the applicant proves his title and, in so far as applicable, his loss to the satisfaction of the Board of Directors, and further subject to such conditions as the Board of Directors may deem fit.

6.2.
In appropriate cases, at its own discretion, the Board of Directors may stipulate that the identifying numbers and/or letters of missing documents be published three times, at intervals of at least one month, in at least three newspapers to be indicated by the Board of Directors announcing the application made;

in such a case new certificates or duplicates may not be issued until six months have expired since the last publication, always provided that the original documents have not been produced to the Board of Directors before that time.
6.3.	The issue of new certificates or duplicates shall render the original document invalid.
Artikel 7. Shareholders register
7.1.
Notwithstanding the provisions of the law in respect of registered shares, a register shall be kept by or on behalf of the Company, which register shall be regularly updated and, at the discretion of the Board of Directors, may, in whole or in part, be kept in more than one copy and at more than one place.

If the listing of the shares of the Company on a stock exchange or a regulated over the counter market in a country or countries other than the Netherlands

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so requires, part or parts of the share register may be kept in such country or countries.
7.2.
The name and address of each holder of registered shares, the number and type of shares registered in his name, the date on which registered shares were acquired, the date of acknowledgement and/or service upon the Company of the instrument of transfer, the amount paid on the shares and such further data as the Board of Directors shall deem desirable, whether at the request of a shareholder or not, shall be entered in the shareholders register.

The names and addresses of persons who have a right of usufruct or pledge in respect of registered shares, the date on which they acquired such a right, the date of acknowledgement or service upon the Company of the instrument by which the right of usufruct or pledge was vested or transferred, as well as the other data required by law, shall also be entered in the shareholders register.
7.3.	The form and the contents of the shareholders register shall be determined by the Board of Directors with due regard to the provisions of paragraphs 1 and 2 of this Article.
The Board of Directors may determine that the records shall vary as to their form and contents according to whether they relate to type I registered shares or to type II registered shares.
7.4.
Upon request a shareholder shall be given free of charge a declaration of what is stated in the shareholders register with regard to the shares registered in his name, which declaration may be signed by one of the specially authorized persons to be appointed by the Board of Directors for this purpose.

7.5.
The provisions of the last four paragraphs shall equally apply to rights of usufruct or pledge on one or more registered shares, with the proviso that the other data required by law must be entered in the register.

Artikel 8. Exchange of type I and type II registered shares
8.1.
Subject to the provisions of Article 5, the holder of type I registered shares may, upon his request and at his option, have one or more type II registered shares entered in the shareholders register for the same nominal amount and have issued to him one or more type II shares certificates, with simultaneous deletion of the registration in his name in the shareholders register of such number of type I shares.

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8.2.
Subject to the provisions of Article 5, the holder of type II registered shares registered in his name may, after lodging the type II share certificates with the Company, upon his request and at his option, have one or more type I registered shares entered in the shareholders register for the same nominal amount, with simultaneous deletion of the registration in his name in the shareholders register of such number of type II shares.

A shareholder who requests that type I registered shares are registered in his name may require that such shares are also registered in his name in a register held outside of the Netherlands as provided in Article 7 paragraph 1.
8.3.
The holder of one or more share certificates may, after lodging the share certificates with the Company, upon his request and at his option have issued to him one or more share certificates, of the same type, and in total for the same nominal amount, each for as many shares as he requests, subject however to the provisions of Article 5, paragraph 5.

8.4.	A request as mentioned in this Article shall, if the Board of Directors so requires, be made on a form obtainable from the Company free of charge, which shall be signed by the applicant.
Artikel 9. Transfer of registered shares
9.1.	If shares or depositary receipts issued for shares in the capital of the Company:
a.
are admitted to the official listing on a regulated securities exchange referred to in article 1, subparagraph e of the Securities Markets Supervision Act 1995 (Wet toezicht effectenverkeer 1995), which is subject to supervision by the government or by a public recognised authority or organization, or

b.	may reasonably be expected at the time of the legal act to be shortly admitted to a regulated securities exchange as mentioned previously under subsection (a), the transfer of a registered share shall be effected by a written instrument of transfer followed by either service upon the Company of the instrument of transfer or by written acknowledgement of the transfer by the Company, with due regard to the provisions of paragraphs 2 and 3 of this Article.
9.2.
Where a transfer of a type II registered share is effected by service in writing of an instrument of transfer on the Company, the Company shall, at the discretion of the Board of Directors, either endorse the transfer on the share certificate or cancel the share certificate and issue to the transferee one or

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more new share certificates registered in his name to the same nominal amount.
9.3.
The Company’s written acknowledgement of a transfer of a type II registered share shall, at the discretion of the Board of Directors, be effected either by endorsement of the transfer on the share certificates or by the issue to the transferee of one or more new share certificates registered in his name to the same nominal amount.

9.4.
In other events than as described in this Article 9 paragraph 1, the transfer of a registered share shall be effected by a deed executed before a civil law notary officiating in the Netherlands, to which all persons involved are party. The transfer of a registered share, in accordance with the provisions of this paragraph shall, by operation of Dutch law, have effect against the Company.

Save in the event that the Company itself is party to the legal transaction, the rights accruing to the share may not be exercised before the Company has acknowledged this legal transaction or before the deed of transfer is served upon it in accordance with Dutch law.
9.5.
The provisions of the foregoing paragraphs of this Article shall equally apply to the allotment of registered shares in the event of a judicial partition of any community of property or interests, the transfer of a registered share as a consequence of a judgment execution and the creation of limited rights in rem on a registered share.

9.6.	The submission of requests and lodging of documents referred to in Articles 5 to 9 inclusive shall be made at an address to be indicated by the Board of Directors.
Different addresses may be indicated for the different classes and types of shares and share certificates among which in any case an address in Amsterdam.
9.7.
The Company is authorized to charge amounts to be determined by the Board of Directors not exceeding cost price to those persons who request any services to be carried out by virtue of Articles 5, 6, 8 and 9, provided that a number of shares, which number shall be determined by the Board of Directors, will be combined without cost in one share certificate, which share certificate at request of the shareholder may again without cost, be divided in simple share certificates or in share certificates which represent a different number of shares, which number shall be determined by the Board of Directors.

Artikel 10. Issue of shares

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10.1.
The General Meeting or the Board of Directors, if designated thereto by the General Meeting or by the Articles of Association, shall resolve on further issues of shares; if the Board of Directors has been designated thereto, the General Meeting may not, as long as such designation is valid, resolve on further issues.

10.2.
The General Meeting or, if the Board of Directors is designated to resolve on further issues of shares, the Board of Directors shall determine the price and further conditions of issue, with due observance of the other relevant provisions in these Articles of Association.

10.3.
If the Board of Directors is designated as authorized to resolve on the further issue of shares, it shall be determined by the General Meeting or by the Articles of Association when such designation is made, how many and what class of shares may be issued, with due observance of the other relevant provisions in these Articles of Association.

When such designation is made, the duration of the designation, which shall not exceed five years, shall also be stipulated. The designation may be renewed each time for a period of no more than five years.

Unless otherwise stipulated when the designation is made, said designation cannot be withdrawn.
10.4.
If a resolution of the General Meeting pertaining to an issue or to the designation of the Board of Directors, as referred to above, is to be valid, it shall require a prior or simultaneous positive resolution from each group of holders of shares of the same class whose rights are affected by the issue.

10.5.
Within eight days after a resolution of the General Meeting on an issue or on a designation of the Board of Directors as referred to above, the Board of Directors shall submit a full text thereof at the office of the Trade Register.The Board of Directors shall notify the office of the Trade Register of each issue of shares within eight days thereafter, stating the number and class thereof.

10.6.
The provisions in paragraphs 1 to 5, inclusive, of this Article shall apply accordingly to the granting of rights to subscribe for shares but shall not apply to the issue of shares to a person who is exercising a previously acquired right to subscribe for shares.

10.7.	Shares shall not be issued below par value, without prejudice to the provisions in article 80, paragraph 2 of Book 2 of the Dutch Civil Code.
On the issue of an ordinary share, at least the nominal amount shall be paid

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up thereon, as well as, in the event the share is taken for a higher amount, the difference between such amounts.
10.8.
Upon the issue of preference shares it may be stipulated that a part of the nominal amount, not exceeding three-fourths of the nominal amount, must be paid up only if and when requested by the Company.

10.9.	Payment shall be made in cash insofar as another form of payment has not been agreed upon, without prejudice to the provisions in article 80b of Book 2 of the Dutch Civil Code.
Payment may only be made in foreign currency with the permission of the Company and, furthermore, with due observance of the provisions in article 80a paragraph 3 of Book 2 of the Dutch Civil Code.
10.10.	The Board of Directors is authorized to effect legal transactions as referred to in article 94, paragraph 1 of Book 2 of the Dutch Civil Code without prior approval of the General Meeting.
Artikel 11. Pre-emptive right
11.1.
Unless these Articles of Association provide otherwise, each holder of ordinary shares shall have a pre-emptive right to ordinary shares to be issued in proportion to the aggregate nominal amount of each holder’s ordinary shares.

The aforementioned pre-emptive right is also applicable in case of ordinary shares to be issued against any payment other than in cash.
11.2.	There shall be no pre-emptive rights towards shares to be issued to employees of the Company or of a Group Company.
11.3.
With due observance of this Article 11, the General Meeting or, as the case may be, the Board of Directors shall resolve, when the resolution in respect of issue is passed, on the manner and time-frame within which the pre-emptive right may be exercised.

11.4.	The Board of Directors shall announce an issue with pre-emptive right and the time-frame within which such may be exercised in the manner as provided in Article 23.
11.5.	The pre-emptive rights may be exercised for a period of at least two weeks after the day of announcement.
11.6.	The pre-emptive right may be limited or excluded by resolution of the General Meeting.
In the proposal thereto, the reasons for the proposal and the choice of the intended price of issue shall be explained in writing.
The pre-emptive right may also be limited or excluded by the Board of

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Directors, if the Board of Directors has been designated by resolution of the General Meeting or by the Articles of Association for a specific period of no more than five years as authorized to limit or exclude the pre-emptive right; such designation is only possible if the Board of Directors has also been designated previously or simultaneously as referred to in Article 10, paragraph 1.

The designation may be renewed each time for a period not in excess of five years;
the authority granted thereby may only be exercised with the issue of shares to which the Board of Directors has competently resolved.
Unless otherwise stipulated in the designation, it may not be withdrawn.
11.7.
A resolution of the General Meeting on the limitation or exclusion of the pre-emptive right or on the designation as referred to in the previous paragraph shall require a majority of at least two-thirds of the votes cast, if less than half the issued capital is present or represented at the meeting.

The Board of Directors shall deposit a full text of such resolution at the office of the Trade Register.
11.8.	In case rights to subscribe for ordinary shares are to be granted, holders of ordinary shares shall have a pre-emptive right;
the provisions stipulated above in this Article shall apply accordingly.
Shareholders shall not have a pre-emptive right on shares to be issued to a person exercising a previously acquired right to subscribe for shares.
Artikel	12. Acquisition of Company shares
12.1.	Upon any issue of shares the Company may not subscribe for shares in its own capital.
12.2.	The Company may only acquire pursuant to a proposal of the Board of Directors fully paid-up shares in its own capital for no consideration or under universal title or if:
a.	the Distributable Reserves are at least equal to the price of acquisition;
b.	the nominal amount of the shares in its capital to be acquired, already held or held in pledge by the Company or a Subsidiary does not exceed one-tenth of the issued capital;
c.	the authorization for such acquisition has been granted by the General Meeting.
Such authorization shall be valid for no more than eighteen months. The General Meeting shall determine in its authorization the number

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of shares which may be acquired, the manner in which they may be acquired and the maximum and minimum to be observed in respect of the price of acquisition.

For the validity of such acquisition shall be decisive to the extent of the Company’s shareholders’ equity according to the last-adopted balance sheet, minus the price for the acquisition on the shares in the capital of the Company and distributions from profits or reserves to others, which the Company and its Subsidiaries became indebted for after the date of the balance sheet.

If a financial year has expired for a period in excess of six months without the Annual Accounts having been adopted, then acquisition other than under universal title in accordance with this paragraph 2 shall not be allowed.

The authorization referred to here shall not be required, insofar as the Company acquires own shares, listed on an official price list of a stock exchange, in order to transfer such by virtue of an arrangement applicable to employees of the Company or of a Group Company to such employees.

12.3.
Neither the Company nor any of its Subsidiaries may extend loans, give security, grant a price guarantee, guarantee in any other way or, severally or in any other way, bind itself in addition to or for other persons with a view to subscribing for or acquiring shares in the Company.

This prohibition shall, however, not apply in the event mentioned in article 98c paragraph 2 of Book 2 of the Dutch Civil Code.
12.4.	Alienation of shares held by the Company in its own capital shall only be effected pursuant to a resolution of the Board of Directors.
With the resolution in respect of alienation, the conditions of such alienation shall also be determined.
12.5.	No votes can be cast at a General Meeting on a share owned by the Company or a Subsidiary thereof.

Usufructuaries and pledgees of shares which are owned by the Company and its Subsidiaries, are not, however, excluded from exercising their voting right if the right of usufruct or the right of pledge was created before the share was held by the Company or a Subsidiary.

The Company or a Subsidiary cannot cast votes on a share in respect of which it has a right of usufruct or a right of pledge.
12.6.	In determining to which extent shareholders cast votes, are present or represented, or to which extent the share capital is supplied or is

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represented, shares in respect of which the law provides that no votes may be cast shall not be taken into account.
12.7.	A Subsidiary may not for its own account subscribe for shares in the capital of the Company, nor have such done.
The acquisition of such shares may only be effected directly or indirectly by Subsidiaries for their own account under specific title insofar as the Company may, pursuant to the provisions laid down in the preceding paragraphs of this Article, acquire shares in its own capital.
A Subsidiary may not,
a.	after it has become a Subsidiary; or
b.	after the company of which it is a Subsidiary has been converted into a company with limited liability (“naamlozevennootschap”); or
c.	after it has as a Subsidiary acquired shares in the capital of the Company for no consideration or under universal title, for a period in excess of three years hold or cause to be held for its own account shares in excess of one-tenth of the issued capital together with the Company and its other Subsidiaries.
Artikel 13. Capital reduction
13.1.
The General Meeting may, at the proposal of the Board of Directors, resolve on reduction of the issued capital by canceling shares or by reducing the nominal amount of shares by means of an amendment of the Articles of Association.

In this resolution, the shares to which the resolution pertains shall be indicated and the execution of the resolution shall be laid down.
13.2.	A resolution to cancel shares can relate only to shares which are held by the Company or to all issued and outstanding preference shares.
13.3.	Reduction of the nominal amount of shares without repayment of capital and without release from the obligation to pay up shall be effected in proportion to all the shares of one and the same class.
13.4.	Partial repayment of capital on shares or release from the obligation to pay up shall only be possible in proportion to all the shares or to all the preference shares exclusively.
13.5.	The pro-rata requirements mentioned in paragraphs 3 and 4 of this Article may be deviated from with the approval of all the shareholders concerned.
13.6.	A resolution in respect of capital reduction shall require a majority of at least two-thirds of the votes cast, if less than half the issued capital is represented at the meeting.

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13.7.	The convocation of a meeting in which a resolution is to be passed as referred to in this Article shall state the purpose of the capital reduction and the manner of execution.
13.8.	The Company is obliged to publish the resolutions referred to in this Article in conformity with the provisions of the law.
13.9.	A resolution to reduce the issued capital shall not come into force as long as creditors of the Company may oppose the same in conformity with the relevant provisions of the law.
Artikel 14. Right of usufruct, right of pledge
14.1.	A right of usufruct or pledge may be created on a share.
In that event, the voting right shall accrue to the shareholder or the usufructuary or the pledgee, if this has been provided for at the time of creation of the right of usufruct or pledge.
14.2.
The shareholder who has no voting right and the usufructuary or pledgee who does have a voting right shall have the rights granted by law to holders of depositary receipts for shares issued with the cooperation of a company.

14.3.	The rights referred to in paragraph 2 do not accrue to the usufructuary or pledgee who has no voting rights.
14.4.	A right of pledge on registered shares referred to in Article 9 paragraph 1 may also be created without acknowledgement by or notification to the Company.
In that event article 239 of Book 3 of the Dutch Civil Code shall apply accordingly, in which case acknowledgement by or notification of the Company shall replace the notification referred to in paragraph 3 of that article.
Artikel 15. Board of Directors until the Effective Date
15.1.	This Article 15 is in force until the Effective Date and will be replaced by Article 15A upon and as of the Effective Date.
15.2.	The Company shall be managed by a Board of Directors, consisting of one or more Directors “A”, one or more Directors “B” and one (1) Director “C”.
The number of Directors shall be determined by the General Meeting, with the understanding that there shall be at least one (1) Director “A”, one (1) Director “B” and one (1) Director “C”.
The field of activity (werkkring) of the Directors “A” regards in particular the day-to-day management of the Company and its enterprise.
The field of activity (werkkring) of the Directors “B” and the Director “C” regards in particular the general course of affairs of the Company and its enterprise.

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Only natural persons may be a Director.
In case of a vacancy of one or more Directors, the Directors in office constitute a competent Board of Directors.
15.3.	Directors shall be appointed by the General Meeting.

The Director “C” shall be appointed by the General Meeting on a binding nomination of at least two (2) persons for each vacancy by the Consenting Noteholders. A binding nomination is drawn up within four (4) weeks from the day on which the Board of Directors has invited the Consenting Noteholders to do so.

The General Meeting may deprive the binding character of the nomination by resolution taken with a majority of two-thirds of the votes cast representing more than half of the issued capital.

If the binding character of the nomination is deprived by the General Meeting, the resolution to appoint a Director “C” can only be taken by the General Meeting with a majority of at least two-thirds of the votes cast representing more than half of the issued capital.

15.4.	The General Meeting may suspend and dismiss the Directors, subject to the due observance of the other relevant provisions in these Articles of Association.

A resolution to suspend or dismiss the Director “C”, otherwise than on a proposal of the Consenting Noteholders, can only be taken by the General Meeting with a majority of at least two-thirds of the votes cast representing more than half of the issued capital.

15.5.	A suspension shall not last for more than three (3) months, even after having been extended.
If no decision has been reached after that time on the lifting of the suspension or the removal from office, the suspension shall cease to exist.
15.6.	The General Meeting shall determine the remuneration and other conditions of employment of the Directors.
15.7.
A Director may give a power-of-attorney to one of the other Directors by means of a signed document, sent by post or by fax, to represent him at the Board of Directors’ meetings and to vote in his place. However, a Director is not allowed to cast more than two proxy votes.

15.8.	The Board of Directors appoints a chairman (the “Chairman”) from among its members.
15.9.	The Board of Directors shall meet whenever a Director shall so require. A written notice of a meeting of the Board of Directors has to be sent to the

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Directors at least two (2) business days in advance.
The Board of Directors shall pass resolutions by an absolute majority of votes cast, unless these Articles of Association provide otherwise.
Blank votes shall be considered null and void.

Each Director may cast one (1) vote, with the understanding that the Director “C” shall be deemed to have an equal number of votes as the other voting Directors have jointly in the event such Director “C” casts an adversary vote in respect of intended resolutions of the Board of Directors concerning the following matters:

a.
taking any material corporate actions, including, for the avoidance of doubt and as far as applicable: (i) appointing and/or removing any members of the boards of directors of any Group Company or any key employees who would be entitled to participate in the Company’s Management Share Incentive Plan, or (ii) setting or changing the compensation of members of any board of directors of any Group Company and amending any other terms and conditions of their employment, including setting and changing the terms of any incentive plan, employment agreement, consulting agreement with, or any resolution relating to employment or compensation matters with respect to the members of any board of directors of any Group Company and/or other key employees who would be entitled to participate in the Company’s Management Share Incentive Plan;

b.
other than in the ordinary course of business, entering into any transactions involving consideration, either alone, or in a series of transactions, in excess of three hundred fifty thousand euro (EUR 350,000), including, as far as applicable: (i) granting consents for capital expenditure and drawing obligations, (ii) granting consents for the giving or taking of loans or drawings or other monetary obligations by any Group Company, (iii) giving any guarantees or taking any obligations to pay damages, (iv) any acquisition of any real property by the Company or any Group Company, (v) granting consents for the lease, sale, pledge, mortgage, encumbrance or transfer of any part of the property of any Group Company, or (vi) consent to the commencement, settlement, assignment, or release of any claim of or against any Group Company;

c.	issuing equity (or otherwise change its capital structure including issuing any new shares or warrants or options to acquire any new

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shares) or proposing to the General Meeting to increase the authorized share capital for any purpose other than to facilitate the Restructuring or to implement the Restructuring by means of the procedures agreed upon in the Restructuring Agreement;

d.	selling, surrendering or disposing of any material asset, contractual rights (whether contingent or otherwise) or licenses not in the ordinary course of business;
e.
(i) declaring or paying dividends or other distributions (including interim dividends), unless the General Meeting so requires, or (ii) formulating a change to the general policy with respect to declaration or payment of dividend, in each case unless the General Meeting so requires;

f.	proposing to the General Meeting the repurchasing, redeeming or retiring of any outstanding securities of the Company; or
g.	proposing any changes to the budgets of any Group Company adopted as of the date of the Restructuring Agreement, or undertaking any material changes to strategy in relation to any Group Company.
The absence of a resolution of the Board of Directors shall not affect the powers of the Board of Directors or of the Directors to represent the Company.
15.10.
The Board of Directors may decide to institute committees to which powers can be delegated by the Board of Directors by virtue of the regulations, without prejudice to the statutory duties of the Board of Directors.

The Director “C” shall be entitled to serve on any committee of the Board of Directors and shall have a veto on actions proposed by any such committee that would be covered under Article 15 paragraph 9 of these Articles of Association.
15.11.
The Board of Directors is authorized to appoint officials who may represent the Company and to grant to such persons any title and powers as it seems appropriate, except the powers as described in this Article 15 paragraph 9.

Artikel 15A. Board of Directors upon and as of the Effective Date
15A.1	This Article 15A will be in force upon and as of the Effective Date.
15A.2	The Company shall be managed by a Board of Directors, consisting of one (1) Director “A”, three (3) Directors “B” and three (3) Directors “C”.
The field of activity (werkkring) of the Director “A” regards in particular the day-to-day management of the Company and its enterprise.

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The field of activity (werkkring) of the Directors “B” and the Directors “C” regards in particular the general course of the affairs of the Company and its enterprise.
Only natural persons may be a Director.
In case of a vacancy of one or more Directors, the Directors in office constitute a competent Board of Directors.
15A.3	Directors shall be appointed by the General Meeting.

Each Director “B” shall be appointed by the General Meeting on a binding nomination by Schoeller Logistic Technologies Holding GmbH and Schoeller Logistic Systems GmbH, acting jointly, of at least two (2) persons for each vacancy. If, at any time, Schoeller Logistic Technologies Holding GmbH and Schoeller Logistic Systems GmbH notify the Company by means of a written declaration, that they and their subsidiaries, jointly, no longer own, legally or beneficially, more than seventy-five percent (75%) of the ordinary shares legally or beneficially owned by them at the moment immediately prior to the Effective Date, then Schoeller Logistic Technologies Holding GmbH and Schoeller Logistic Systems GmbH shall no longer have the right to make a binding nomination as mentioned in the previous sentence, and such Directors “B” appointed by the General Meeting on a binding nomination by Schoeller Logistic Technologies Holding GmbH and Schoeller Logistic Systems GmbH may be replaced at a General Meeting and such new Directors “B” may be appointed by the General Meeting by a resolution taken with a majority of votes cast at such General Meeting as provided under applicable Dutch law.

Each Director “C” shall be appointed by the General Meeting on a binding nomination by the Ad Hoc Committee of at least two (2) persons for each vacancy.

The Director “A” shall be appointed by the General Meeting on a binding nomination by Schoeller Logistic Technologies Holding GmbH, Schoeller Logistic Systems GmbH and the Ad Hoc Committee, all acting jointly, of at least two (2) persons for a vacancy out of the Company’s management.

A binding nomination is drawn up within four (4) weeks from the day on which the Board of Directors has invited to do so.

If the entity or entities that is or are entitled to draw up a binding nomination does or do not, or does or do not in time, present a binding nomination, the appointment of a Director is at the sole discretion of the General Meeting. The General Meeting may deprive the binding character of the nomination by

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resolution taken with a majority of at least two-thirds of the votes cast representing more than half of the issued capital.
In that case, the resolution to appoint a Director shall be taken by the General Meeting with a majority of at least two-thirds of the votes cast representing more than half of the issued capital.
15A.4.
The General Meeting may suspend and dismiss the Directors. A resolution to suspend or dismiss a Director “A”, a Director “B” or a Director “C”, otherwise than on a proposal of the entity or entities that is or are entitled to draw up a binding nomination of such Director can only be taken by the General Meeting with a majority of at least two-thirds of the votes cast representing more than half of the issued capital.

15A.5.	A suspension shall not last for more than three (3) months, even after having been extended.
If no decision has been reached after that time on the lifting of the suspension or the removal from office, the suspension shall cease to exist.
15A.6.	The General Meeting shall determine the remuneration and other conditions of employment of the Directors “B” and the Directors “C”.
The Directors “B” and the Directors “C” shall determine the remuneration and other conditions of employment of the Director “A”.
15A.7.
A Director may give a power-of-attorney to one of the other Directors by means of a signed document, sent by post or by fax, to represent him at the Board of Directors’ meetings and to vote in his place. However, a Director is not allowed to cast more than two proxy votes.

15A.8.
The Board of Directors will appoint a chairman (the “Chairman”) from among its members, provided that the Chairman upon the Effective Date will be Mr. Christoph Schoeller, who will be a Director of the Company at that time. Following the expiry of six (6) calendar months after the Effective Date, the Board of Directors may elect a new Chairman. All Directors shall then be entitled to stand for the position of Chairman, save that a Director shall not be entitled to vote for his or her own election to that position.

15A.9.
The Board of Directors shall meet either telephonically or in person at least monthly for an initial period of six (6) months and at least quarterly thereafter unless the Board of Directors decides otherwise.

The Chairman shall convene meetings of the Board of Directors and determine the agenda thereof, either on his own accord or upon request of two Directors.
A written notice of a meeting of the Board of Directors has to be sent to the

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Directors at least two (2) business days in advance.
Each Director may cast one (1) vote.
Blank votes shall be considered null and void.
The Board of Directors shall pass resolutions by an absolute majority of the votes cast, unless these Articles of Association provide otherwise.
15A.10.
During the period prior to the Exercise Period and until the expiration of the Exercise Period (or earlier exercise of all Exchange Warrants as described in Section 7.6 of the Restructuring Agreement) resolutions of the Board of Directors concerning the following matters shall require the affirmative votes of at least five (5) Directors:

a.	the acquisition or disposition of any material assets of the Company or consolidation of the Company;
b.	to propose to the General Meeting the amendment of the Articles of Association;
c.
to propose to the General Meeting the dissolution, reorganization, recapitalization, transformation, merger, division including a divestiture or the selling of the main activities including a spin-off of the Company;

d.	any material borrowing, to the extent not provided for in the Management Business Plan;
e.
(i) declaring or paying dividends (including interim dividends) or other distributions, unless the General Meeting so requires, (ii) formulating a change to the general policy with respect to declaration or payment of dividends, in each case unless the General Meeting so requires;

f.	any transaction with any related third party or any Affiliate;
g.	convening General Meetings and determining the items on the agenda thereof, either on its own accord or, amongst others, upon request of one or more shareholders; and
h.	issuance of additional securities by the Company other than options issued pursuant to the Management Share Incentive Plan as provided therein.
The absence of a resolution of the Board of Directors shall not affect the powers of the Board of Directors or of the Directors to represent the Company.
15A.11.	The Board of Directors may decide to institute committees to which powers can be delegated by the Board of Directors by virtue of the regulations,

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without prejudice to the statutory duties of the Board of Directors and these Articles of Association.
15A.12.
The Board of Directors is authorized to appoint officials who may represent the Company and to grant to such persons any title and powers as it seems appropriate, except the powers as described in this Article 15A paragraph 10.

Artikel 16. Representation
16.1.	The Company shall be represented by the Board of Directors except to the extent otherwise provided by law.

In addition, the authority to represent the Company is vested (i) in each Director “A”, acting jointly with a holder of a general power of attorney (procuratiehouder), (ii) in each Director “A”, acting jointly with a Director “B”, (iii) in each Director “A”, acting jointly with a Director “C”, and (iv) in each Director “B”, acting jointly with a Director “C”, in each case with due observance of the other relevant provisions in these Articles of Association.

16.2.
In all events of the Company having a conflict of interest with one or more Directors, the Company shall continue to be represented in the manner described in this Article 16 paragraph 1, provided that such Director having a conflict of interest must abstain from acting on such matter.

16.3.
If a Director is absent or prevented from acting, the remaining Directors or the remaining Director shall be charged with the management of the Company with due observance of the other relevant provisions in these Articles of Association.

If the sole Director or all the Directors are absent or prevented from acting, the person to be designated for that purpose by the General Meeting shall be charged with the management of the Company until the situation of absence or other prevention has ceased to exist in respect of at least one Director.

Artikel	17. Indemnification. Limited liability
17.1.
The Company shall indemnify any person who is or was (i) a Director, (ii) appointed to the executive board or board of managers, designated by title as “officers” of the Company and/or appointed as a proxyholder (procuratiehouder), (iii) an employee or agent of the Company or a Group Company, or (iv) otherwise serving at the request of the Company as a member of the board of directors or managers, proxyholder (procuratiehouder), officer, employee, trustee or agent of another company, a partnership, joint venture, trust or other enterprise or entity, and who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or

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investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Director or proxyholder (procuratiehouder), officer, employee or agent of the Company or a Group Company, or is or was serving at the request of the Company as a member of the board of directors or proxyholder (procuratiehouder), officer, employee, trustee or agent of another company, a partnership, joint venture, trust or other enterprise or entity, including with respect to employee benefit plans maintained or sponsored by the Company or for the benefit of its or any of its group companies’ employees or consultants, (each an “Indemnitee”), against any and all liabilities including all expenses (including attorneys’ fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or outside of his mandate.

The termination of any action, suit or proceeding by a judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, in and of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably could believe to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

17.2.
No indemnification pursuant to paragraph 1 of this Article shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.

17.3.
Expenses (including attorneys’ fees) incurred by an Indemnitee in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of an Indemnitee to repay such

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amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in this Article.
Such expenses incurred by Indemnitees may be so advanced upon such terms and conditions as the Board of Directors decides.
17.4.
The indemnification provided for by this Article shall not be deemed exclusive of any other right to which a person seeking indemnification or advancement of expenses may be entitled under the laws of the Netherlands as from time to time amended or under any by-laws, agreement, resolution of the General Meeting or of the disinterested Members of the Board of Directors or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a Director or proxyholder (procuratiehouder), officer, employee, trustee or agent and shall also inure to the benefit of the heirs, executors, administrators and the estate of such a person.

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any Indemnitee to the fullest extent of the provisions of this Article 17 with respect to the indemnification and advancement of expenses of Indemnitees.
17.5.
The Company may purchase and maintain insurance on behalf of any Indemnitee, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article.

17.6.
Whenever in this Article reference is made to the Company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its members of the board of management or members of the supervisory board, or proxyholders (procuratiehouder), officers, employees and agents, so that any person who is or was a member of the supervisory board, member of the board of management, or proxyholder (procuratiehouder), officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a member of the supervisory director, member of the managing board, or proxyholder (procuratiehouder), officer, employee, trustee or agent of another company, a partnership, joint venture, trust or other enterprise or entity, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving company as

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he would have with respect to such constituent company if its separate existence had continued.
17.7.
No person shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a member of the Board of Directors; provided, however, that the foregoing shall not eliminate or limit the liability of a member of the Board of Directors (1) for any breach of such individual’s duty of loyalty to the Company or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for any transaction from which the member of the Board of Directors derived an improper personal benefit or (4) for personal liability which is imposed by Dutch law, as from time to time amended.

17.8.
No amendment, repeal or modification of this Article 17 shall adversely affect any right or protection of any person entitled to indemnification or advancement of expenses under this Article 17 prior to such amendment, repeal or modification.

Artikel 18. Financial year, annual accounts, annual report and publication
18.1.	The financial year shall be equal to the calendar year.
18.2.
Each year, within five months after the close of the financial year, subject to extension of this period by the General Meeting on the grounds of circumstances of an exceptional nature by at most six months, the Board of Directors shall draw up the Annual Accounts.

Within this period the Board of Directors shall also submit the annual report. The Annual Accounts shall be signed by all the Members of the Board of Directors.
If the signature of one or more of them is missing, mention thereof shall be made and the reason therefor stated.
18.3.	The Board of Directors shall submit the Annual Accounts to the General Meeting.
18.4.
From the day the Annual Meeting has been convened until the close of that meeting, the documents referred to in paragraph 2 of this Article shall, together with the information to be added pursuant to article 392 of Book 2 of the Dutch Civil Code, be deposited at the Company’s offices and in Amsterdam at the place to be mentioned in the convocation for inspection by all shareholders and other parties with meeting rights and each of them may obtain copies thereof at no cost.

18.5.	The General Meeting shall adopt the Annual Accounts.

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18.6.
The Annual Accounts may not be adopted by the General Meeting if it was unable to ascertain to its satisfaction the statement of the auditor referred to in Article 19, paragraph 1, which must be attached to the Annual Accounts, unless the other information included mentions of a legal ground why the statement is lacking.

18.7.
The Company shall procure the publication of the documents and information referred to in this Article, if and insofar as and in the manner as prescribed in articles 394 et sequens of Book 2 of the Dutch Civil Code.

Artikel 19. Auditor
19.1.
The General Meeting shall give, without prejudice to any relevant statutory provisions, an auditor (“registeraccountant”) or another expert as referred to in article 393 of Book 2 of the Dutch Civil Code or an organization in which such experts are working together, the instruction to examine and audit the Annual Accounts.

That expert shall report on his audit to the Board of Directors and shall lay down the result of his audit in a report, stating whether the Annual Accounts give a true and fair view of the financial position of the Company.
19.2.	If the General Meeting fails to appoint an auditor then the Board of Directors shall be competent to do so.
19.3.	The General Meeting or the Board of Directors if it gave the instruction, shall at all times be authorized to cancel the instruction mentioned in this Article.
Artikel 20. Profits
20.1.	The Company may make distributions to the shareholders and to other persons entitled to the profits only up to a sum not exceeding the amount of the Distributable Reserves.
20.2.
The profits—being the positive balance of the profit and loss account—shall be added to the reserve(s) and/or distributed in accordance with this Article 20 after adoption of the Annual Accounts showing such is allowed.

20.3.
From the profits the Board of Directors shall first allocate an amount of fifty thousand euro (EUR 50,000.-) or such higher amount as, after the Effective Date, the General Meeting may determine is necessary to comply with applicable securities law and Dutch law (which shareholders’ resolution will be filed by the Board of Directors at the Trade Register where the Company is registered), with respect to the payment of the issue price on the shares to be issued upon exercise of the Exchange Warrants, to a reserve, which reserve will be used solely for the payment or, as the case may be, partial payment of the issue price on the shares to be issued upon exercise of the

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Exchange Warrants to the holders of the Exchange Warrants (the “Exchange Warrant Reserve”), until the time that in total an amount up to fifty thousand euro (EUR 50,000.-) or such higher amount as, after the Effective Date, the General Meeting may determine is necessary to comply with applicable securities law and Dutch law, is added to the Exchange Warrant Reserve.

The Board of Directors may only resolve to use the Exchange Warrant Reserve to pay the issue price on the shares to be issued to the holders of Exchange Warrants upon exercise of the Exchange Warrants, provided that the provisions laid down in paragraph 1 of this Article have been satisfied, such to be shown by an interim balance sheet as referred to in article 105 paragraph 4 of Book 2 of the Dutch Civil Code.
Notwithstanding the provisions in this Article 20 paragraph 3, if it is determined that the use of the Exchange Warrant Reserve by the Company for the payment or, as the case may be, partial payment of the issue price on the shares to be issued to the holders of Exchange Warrants upon exercise of the Exchange Warrants, will likely result in any adverse tax consequences for the Company in excess of fifty thousand euro (EUR 50,000.-) or in excess of the higher amount of the Exchange Warrant Reserve as determined by the General Meeting after the Effective Date, then the Exchange Warrant Reserve will not be used by the Company for this purpose.
In the event that the Exchange Warrant Reserve will not be fully used for the payment of the issue price on the shares to be issued upon the exercise of the Exchange Warrants to the holders of the Exchange Warrants, the first sentence of paragraph 3 of this Article is no longer applicable and the remaining amount of the Exchange Warrant Reserve will be added to the General Reserve. For the avoidance of doubt, this means that the Company will not make any cash payments to holders of Exchange Warrants out of the Exchange Warrant Reserve, and the relevant holders of Exchange Warrants are not entitled to any such payments in cash by the Company.
20.4.	From the profits remaining after the allocation to the Exchange Warrant Reserve has been made, the Board of Directors shall each year determine which amount shall be added to the General Reserve.
20.5.
From the profits remaining after reservation according to the above, a dividend shall be distributed on the preference shares equal to the average rate of Euribor plus two (2) calculated over the amounts paid on such shares, the average being taken over the number of days this rate applied over the financial year concerned.

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20.6.	The balance then remaining shall be distributed as a dividend on ordinary shares in proportion to the nominal value of the ordinary shares.
20.7.	In calculating the profit appropriation, the shares held by the Company in its own capital shall not count, unless a usufruct has been created on these shares.
20.8.
Insofar as profit is available in the Company, the Board of Directors may resolve on payment of an interim dividend on the ordinary shares on account of the expected dividend, provided always that the provisions laid down in paragraph 1 and 3 of this Article have been satisfied, such to be shown by an interim balance sheet as referred to in article 105 paragraph 4 of Book 2 of the Dutch Civil Code.

20.9.
The General Meeting may, following a proposal of the Board of Directors, resolve to make distributions to the holders of ordinary shares in proportion to the nominal value of the ordinary shares, from one or more reserves which need not be maintained pursuant to the law or pursuant to paragraph 3 of this Article.

The provisions of the paragraphs 1, 2, 8 and 10 apply accordingly.
20.10.
The resolutions to distribute (interim) dividends on the ordinary shares may entail that (interim) dividends will be wholly or partly distributed not in cash, but in the form of shares in the Company or in a Subsidiary.

20.11.	The (interim) dividend shall be made payable on a day to be determined by the Board of Directors.
20.12.	(Interim) dividends which have not been collected within five years after they became payable shall be forfeited to the Company.
Artikel 21. Annual meeting
21.1.	The Annual Meeting shall be held within six (6) months after the close of the financial year, for the purpose of:
a.
the discussion of the Annual Accounts and of the other information referred to in article 392 of Book 2 of the Dutch Civil Code, except in case extension has been granted for the preparation of the Annual Accounts pursuant to article 101 of Book 2 of the Dutch Civil Code;

b.	adoption of the Annual Accounts, unless an extension as referred to in paragraph a. of this article has been granted;
c.
delivery of the written report made by the Board of Directors on the state of the Company’s affairs and the management conducted during the past financial year, unless an extension as referred to in a. above has been granted;

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d.	granting discharge to the Members of the Board of Directors;
e.	effecting all such things as furthermore prescribed by the law;
f.	dealing with all such further items of business as stated in the convocation of the meeting.
Artikel 22. Other General Meetings
22.1.
Other General Meetings shall be held whenever the shareholders and other parties with meeting rights shall be called and convened for that purpose by the Board of Directors, with due observance of the other relevant provision in these Articles of Association.

Artikel 23. Convocation
23.1.	General Meetings shall be convened and the agenda of the meeting shall be determined by the Board of Directors as provided in these Articles of Association.
23.2.
All convocations for the General Meeting and all announcements, notifications and communications to shareholders and other parties with meeting rights shall be effected by means of a publication in a national daily newspaper, without prejudice to the relevant provisions of the relevant stock exchange rules and directions.

23.3.	The convocation shall be no later than on the fifteenth day before the day of the meeting.
23.4.
In the convocation the agenda shall be given or it shall be communicated that shareholders and other parties with meeting rights may inspect the agenda at the offices of the Company, without prejudice to the relevant provisions of the law.

23.5.
Insofar as all documents which must be available for inspection by shareholders and other parties with meeting rights have not been included in the convocation, these documents shall be made available at the offices of the Company and, if the Company is listed on a stock exchange, with such paying agent as referred to in the rules relating to securities of such stock exchange, to be designated in the convocation for shareholders and other parties with meeting rights at no cost.

Artikel 24. Place, chairmanship, minutes
24.1.	General Meetings shall be held in Amsterdam, Schiphol (Haarlemmermeer), The Hague, Maastricht, Nijmegen or in Venlo, the Netherlands, at a location to be stated in the convocation.
24.2.	General Meetings shall be presided over by the Chairman of the Board of Directors;

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if the Chairman is absent, the member of the Board of Directors designated by the Board of Directors shall preside and if such member is absent, the Meeting itself shall choose its chairman.
24.3.	Minutes shall be kept of the business transacted at the meeting by a person appointed thereto by the chairman.
The minutes shall be acknowledged, in evidence whereof the chairman and the person who took the minutes shall sign them.
Minutes need not be taken of the business transacted if a notarial record is made.
Artikel 25. Access
25.1.
All Directors, shareholders and other parties with meeting rights or their authorized agents—the latter with due observance of the provisions of Article 26—shall be entitled to attend the General Meeting, to address the meeting and, insofar as they have voting rights, to cast their vote thereat.

In order to exercise the rights mentioned in this Article 25 paragraph 1 holders of ordinary registered shares, usufructuaries and pledgees of registered shares with the rights granted by law under article 88 casu quo article 89 of Book 2 of the Dutch Civil Code to holders of depositary receipts issued with the cooperation of a company must express their desire to do so to the Company in writing, such no later than at the time and place mentioned in the convocation and also—insofar as it concerns type II registered shares—stating the identifying number of the share certificate.

In order to exercise the rights mentioned in this Article 25 paragraph 1, the holders of bearer share certificates, usufructuaries and pledgees of bearer shares with the rights granted by law under article 88 casu quo article 89 of Book 2 of the Dutch Civil Code to holders of depositary receipts issued with the cooperation of the Company, shall deposit the bearer share certificates at the place and no later than at the time mentioned in the convocation.

25.2.	The time referred to in the previous paragraph cannot be set earlier than on the seventh day before the day of the meeting.
25.3.
If the voting right on a share accrues to the usufructuary or the pledgee instead of to the shareholder, the shareholder shall also be authorised to attend the General Meeting and address it, provided that the Company has been notified of the intention to attend the meeting in accordance with paragraph 1.

The chairman of the meeting shall decide on access to the meeting by others than those who are entitled thereto by law.

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Artikel 26. Power of attorney
26.1.	Shareholders and other parties with meeting rights may have themselves represented by written power of attorney.
The Company shall be notified hereof in accordance with the provisions of Article 25, paragraph 1.
Artikel 27. Votes and quorum
27.1.	Each person entitled to vote or his representative must sign the attendance list.
27.2.	Each ordinary share and each preference share confers the right to cast one (1) vote.
27.3.	Insofar as the law or these Articles of Association do not prescribe a greater majority, resolutions are passed by an absolute majority of the votes cast.
27.4.	All votes shall be oral votes.

However, the chairman may resolve to have votes cast by ballot.In the event of an election of persons, a person with voting rights present at the meeting may also require that the votes be cast by ballot.

Voting by ballot shall be effected with closed, unsigned ballot papers.
27.5.	If the votes are tied the drawing of lots shall decide if it concerns an election of persons and the motion shall be defeated if it concerns an item of business.
27.6.	Blank votes and invalid votes shall count as not having been cast.
27.7.
The Board of Directors shall keep records of the resolutions passed.The notes shall be deposited at the offices of the Company for inspection by shareholders and other persons with meeting rights who shall if so requested be furnished with a transcript or extract of these notes at no more than the cost price.

Artikel 27A. Meetings of the holders of separate classes of shares
27A.1	Meetings of the holders of a separate class of shares shall be convened by the Board of Directors.
27A.2
Holders of a separate class of shares may also adopt resolutions without convening a meeting of holders of the separate class of shares, provided that (i) the Company has not issued shares of the relevant class in bearer form, (ii) there are no depositary receipts for the relevant class of shares issued with the cooperation of the Company, (iii) there are no holders, usufructuaries or pledgees of registered shares of the relevant class of shares, having the rights granted by law under article 88 casu quo article 89 of Book 2 of the Dutch Civil Code to holders of depositary receipts issued with the cooperation

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of the Company and (iv) all the holders of the relevant class of shares have declared in writing (including by telegram, telex or facsimile transmission) to be in favour of the resolution.
27A.3	Articles 22 through 27 shall otherwise be applicable “mutatis mutandis”.
Artikel 28. Amendment of Articles of Association, liquidation, merger, division
28.1.
A resolution of the General Meeting to amend the Articles of Association, to dissolve, to transform, to merge or to divide the Company may only be taken at the proposal of the Board of Directors as provided for in these Articles of Association.

28.2.
The full proposal shall be deposited for inspection by the shareholders and other parties with meeting rights at the offices of the Company and in Amsterdam at a location to be mentioned in the convocation as of the day of convocation to the General Meeting until the conclusion thereof;

the transcripts of this proposal shall be made available for the shareholders and other parties with meeting rights at no cost.
28.3.	A resolution to amend the Articles of Association or to dissolve the Company may only be taken in a General Meeting with a majority of no less than three-fourths of the votes cast.
28.4.	Upon the dissolution of the Company the liquidation shall be effected by the Board of Directors.
28.5.	During the liquidation the provisions of these Articles of Association shall remain in full force as much as possible.
28.6.	The balance of the liquidation shall be distributed as follows:
a.	to the holders of preference shares, only the amount paid on such shares shall be distributed;
b.	the remaining balance shall be distributed to the holders of ordinary shares in proportion to everyone’s nominal possession of said shares.
28.7.	The books and records of the Company shall be kept for seven (7) years after the completion of the liquidation by the party designated for that purpose by the General Meeting.
Artikel 29. Provisional clause in force as of the fourth day of December two thousand two
29.1.	The Board of Directors shall be authorized to resolve on issues of shares, to grant the right to subscribe for shares as well as the limitation or exclusion of the pre-emptive right.
The authority of the Board of Directors to adopt such a resolution pertains to all non-issued shares in the authorized capital of the Company as it may be at

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any time and also all classes of shares of which the authorized capital of the Company may consist at any time.
29.2.
The authority referred to herein shall end on the third day of December two thousand seven, subject to the possibility of extension as stipulated in Article 10 and Article 11 of these Articles of Association.

Artikel 30. Provisional clause as upon the Consolidation Date
30.1.
Upon the Consolidation Date the outstanding shares in the capital of the Company will be consolidated in accordance with a resolution taken by the Board of Directors, whereby the Board of Directors shall take as basic principle that:

–
if and insofar the number of ordinary shares held by a single shareholder includes a collectivity of ten (10) ordinary shares (or a multiple thereof) each share having a nominal value of one eurocent (EUR 0.01), such collectivity will be converted into one (1) ordinary share (or a multiple thereof), each share having a nominal value of ten eurocent (EUR 0.10);

–
each number of ordinary shares less than ten (10) each share having a nominal value of one eurocent (EUR 0.01) held by a single shareholder and not collectively constituting a number of ten (10) shares will be converted into a corresponding number of ordinary fractional shares, each ordinary fractional share having a nominal value of one eurocent (EUR 0.01).

Artikel 31. Fractional shares upon and as of the Consolidation Date
31.1.	This Article 31 will be in force upon and as of the Consolidation Date.
31.2.	Each fractional share has a nominal value of one eurocent (EUR 0.01) and shall be either in bearer or registered form.
31.3.
Without prejudice to the provisions of paragraph 4 of this Article the provisions of Title 4 of Book 2 of the Dutch Civil Code regarding shares and holders of ordinary shares shall apply accordingly to ordinary fractional shares and holders of ordinary fractional shares, unless the contrary is indicated in these provisions.

31.4.
The provisions in these Articles of Association regarding ordinary shares and holders of ordinary shares shall apply accordingly to ordinary fractional shares and holders of ordinary fractional shares, unless the contrary is indicated in the provisions of these Articles of Association or in this Article 31.

31.5.	A holder of one or more ordinary fractional shares may exercise the right to attend General Meetings and the right to vote, attached to one (1) ordinary

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share, provided that he holds on his own or together with one or more other holders of ordinary fractional shares a collectivity of ten (10) ordinary fractional shares. If a holder of one or more ordinary fractional shares holds together with one or more holders of ordinary fractional shares a collectivity of ten (10) ordinary fractional shares the aforementioned rights may only be exercised by either one (1) of the holders of ordinary fractional shares entitled to the collectivity of ten (10) ordinary fractional shares or someone else, provided that this person has been granted by all holders of ordinary fractional shares entitled to the collectivity a written power of attorney thereto.

31.6.	Each holder of one (1) ordinary fractional share is entitled to one/tenth (1/10th) of the (interim) dividend and other distributions to which a holder of one (1) ordinary share is entitled to.
31.7.
The Company, by means of a resolution of the Board of Directors, may decide that if the number of ordinary fractional shares held by a single holder or ordinary fractional shares includes a collectivity of ten (10) ordinary fractional shares, such collectivity will be converted into one (1) ordinary share (or a multiple thereof).

Final statements
Finally the person appearing declared:
–
as per the execution of this deed, the nominal value of the issued ordinary shares will be reduced from two euro (EUR 2.-) into one eurocent (EUR 0.01) as the result of which the issued capital will amount to four hundred thirty-nine thousand three hundred forty-six euro and fifty-one eurocents (EUR 439,346.51), divided into forty-three million nine hundred thirty-four thousand six hundred fifty-one (43,934,651) ordinary shares with a nominal value of one eurocent (EUR 0.01) each;

–
the General Meeting resolved to the aforementioned reduction of the issued capital on the twenty-eighth day of November two thousand two, which resolution pursuant to article 100 paragraph 6 of Book 2 of the Dutch Civil Code, came immediately into force;

–
according to a ministerial order which is to be attached to this instrument, the ministerial declaration of no-objection has been granted on the twenty-ninth day of November two thousand two under number N.V. 1.070.445.

I, civil law notary, know the person appearing before me and have established from the above-mentioned document submitted for this purpose the identity of the person appearing before me in connection with this deed.
THIS DEED,

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is executed in Amsterdam on the date stated at the head of the deed.
After the substance of this deed, and thereupon an explanation, had been communicated to the person appearing before me, he declared that he had taken cognizance of its contents and was in agreement therewith.
The person appearing before me and I, civil law notary, subsequently signed the deed after its limited reading, according to law, at.

Ministry of Justice
Directorate-General Prevention, Youth and Sanctions
Directorate Administrative Affairs

Reference: 62.105740-1-awe

Ms M. Bijkerk
P. O. Box 75505
1070 AM Amsterdam

Declaration of no objection

In response to your request to obtain a declaration of no objection regarding the below mentioned amendment of articles of association

I hereby inform you as follows:

No objections have appeared to me.

Name: IFCO Systems N.V.
Number: NV 1070445

Date of decision: 29 November 2002

On behalf of
The Ministry of Justice,
The Director of Administrative Affairs
For him,

/s/

Head of the Department Integrity of Trade and Industry
M. Görtz

If applicable please cross below and return this declaration.
[  ] This declaration is not used

40\104863\00157a–631–vvgb5

[Letterhead of Houthoff Buruma]

CERTIFIED COPY:

/S/ MARTINE BIJKERK

[Seal]

CONFIDENTIAL

RESTRUCTURING AGREEMENT

BY AND AMONG

IFCO SYSTEMS N.V.,

SCHOELLER LOGISTIC TECHNOLOGIES HOLDING GMBH,

SCHOELLER LOGISTIC SYSTEMS GMBH

AND

THE CONSENTING NOTEHOLDERS SIGNATORIES HERETO

Dated as of 18 September 2002

RESTRUCTURING AGREEMENT

RESTRUCTURING AGREEMENT, dated as of 18 September 2002 (this “Agreement”), among IFCO SYSTEMS N.V., a Netherlands public company (the “Company”), SCHOELLER LOGISTIC TECHNOLOGIES HOLDING GMBH, a German limited liability company (“SLT”), SCHOELLER LOGISTIC SYSTEMS GMBH, a German limited liability company (“SLS”), and each of the Noteholders (as defined herein) signatory to this Agreement (each, a “Consenting Noteholder” and collectively, the “Consenting Noteholders”).

WITNESSETH:

WHEREAS, the Company has issued EUR 200,000,000 10.625% Senior Subordinated Notes due 2010 (the “Notes”);

WHEREAS, on 27 June 2002, the Company, SLT, SLS and an Ad Hoc Committee of Noteholders (the “Ad Hoc Committee”) agreed to the principal terms of the Restructuring (as defined herein) of the Company as set out in the term sheet attached as Schedule A to this Agreement (the “Term Sheet”);

WHEREAS, the Company, SLT, SLS and Consenting Noteholders have agreed to implement the Restructuring which shall involve, among other things, cancellation of the Notes (including all principal, premium and accrued interest thereon) of Consenting Noteholders in consideration for the issuance of ordinary shares of the Company (“Ordinary Shares”) for the benefit of the Consenting Noteholders, representing 90% of the ordinary share capital of the Company immediately following the Restructuring (the “Restructuring Shares”), in accordance with the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the parties hereto have agreed to use their reasonable best efforts to complete the Restructuring Steps (as defined herein), on the terms and subject to the conditions set forth in this Agreement, as quickly as practical, and in any event no later than the Termination Date (as defined herein);

WHEREAS, in order to implement the Restructuring, the Company, SLT, SLS and each of the Consenting Noteholders have agreed, on the terms and subject to the conditions set forth in this Agreement, to support the Restructuring and to perform such party’s other obligations under this Agreement;

WHEREAS, capitalized terms used in this Agreement are defined in Section 9.1 hereof; and

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

CONDITION PRECEDENT TO EFFECTIVENESS OF THIS AGREEMENT

It is a condition precedent to the obligation of all parties to this Agreement that on or prior to 5 p.m. London time on Wednesday, 25 September 2002, this Agreement shall have been executed and delivered by each of the following: (i) Consenting Noteholders representing at least 75% of the total value of all claims of the holders of the Notes, (ii) SLT, (iii) SLS and (iv) the Company.

ARTICLE II

OBLIGATIONS OF THE PARTIES IN THE RESTRUCTURING

2.1    Company’s Obligations.

The Company hereby agrees to use its reasonable best efforts, and shall until the earlier of the Termination Date or the Effective Date cause the other companies in the IFCO Group to use their reasonable best efforts, to:

(a) assist the Ad Hoc Committee and its advisors, to the extent reasonably requested, to identify the Noteholders;

(b) as permitted under applicable Law, solicit the Noteholders and the holders of the Ordinary Shares in favor of the Restructuring and the Restructuring Steps;

(c) finalize the Restructuring Documents as contemplated under the terms and conditions of this Agreement;

(d) if applicable, obtain the necessary court orders in connection with the Proceedings Steps;

(e) prior to the Effective Date, enter into an Amended Senior Bank Credit Facility in a form and substance reasonably satisfactory to the Ad Hoc Committee;

(f) prior to the Effective Date, convene such meetings of the Company’s shareholders sufficient to pass all necessary resolutions relating to the Restructuring, including, but not limited to, making any necessary amendments to the Company’s Articles of Association, issuing Restructuring Shares to Consenting Noteholders, waiving pre-emptive rights otherwise applicable to the issuance of Restructuring Shares, issuing Exchange Warrants to the Current Shareholders, issuing options exercisable for Ordinary Shares granted pursuant to the Management Share Incentive Plan and implementing the supermajority board approval provisions as set out in Section 7.6 hereof;

(g) implement the Restructuring Steps, including, without limitation, approval by the Current Shareholders at meetings of the Company’s shareholders of all necessary resolutions relating to the Restructuring;

(h) not seek to acquire, either directly or indirectly, the beneficial ownership of, or right to direct the disposition or vote in respect of, any of the Notes (other than by any action to implement the Restructuring Steps as expressly contemplated by this Agreement which may be deemed to be such an acquisition);

(i) prior to 3 October 2002, to renegotiate more favorable terms of the payment agreement with Schoeller Wavin Systems AG, dated 27 March 2002, subject to the consent of the Ad Hoc Committee, which consent shall not be unreasonably withheld;

(j) with respect to the Seller’s Notes, pursue the most economical option of either (i) purchasing the Seller’s Notes at a significant discount to their face value prior to

3 October 2002, or (ii) discharging the Seller’s Notes through the Chapter 11 Proceeding. The cost and terms of any such settlement or the terms of any such discharge in a Chapter 11 Proceeding shall be subject to the consent of the Ad Hoc Committee, which consent shall not be unreasonably withheld;

(k) cancel, to the extent practicable, all options, warrants or any other instruments issued to any party by the Company on or prior to the Effective Date. To the extent that such options, warrants or other instruments are not cancelled prior to the Effective Date or are not cancelled in consideration of grants of new options under the Management Share Incentive Plan, the Consenting Noteholders will be issued additional Ordinary Shares to preserve the value of the Consenting Noteholders’ 90% equity interest in the Company’s Ordinary Shares upon the Effective Date;

(l) take such steps as may be reasonably required to effect a listing of the Restructuring Shares and the Exchange Warrants on the Frankfurt Stock Exchange on or prior to the Effective Date;

(m) maintain written minutes for all meetings of the Board of Directors of the Company or any committees thereof and agree to provide to the Noteholders’ Board Representative copies of minutes of any such meetings and provide to the Noteholders’ Board Representative copies of minutes of any meetings of the boards of directors of the Company’s Material Subsidiaries which may be reasonably requested in writing by the Noteholders’ Board Representative (including copies of all materials distributed to directors at or in connection with any such meetings), with a copy to the Ad Hoc Committee’s legal and financial advisors, which advisors are each bound by their respective confidentiality agreement with the Company.

2.2    Consenting Noteholder Obligations. Each Consenting Noteholder hereby undertakes and agrees that until the earlier of the Termination Date or the Effective Date it:

(a) if applicable, shall subscribe for any Restructuring Shares in any Private Subscription and not withdraw from any Private Subscription;

(b) shall consent to the Indenture Amendments;

(c) if applicable, shall undertake to vote its Notes in favor of the Restructuring in the Proceedings Steps;

(d) shall take all such other steps and file all such other notices or directions reasonably requested by the Company in order to give effect to the Restructuring and take all steps that the Company and the Ad Hoc Committee mutually agree are necessary (each acting reasonably) to give effect to the Restructuring, whether executed by means of the Proceedings Steps or by means of the Private Subscription Steps. In the case of the Proceedings Steps, the Consenting Noteholder hereby agrees to support the Company in obtaining the Proceeding Orders and giving effect to each, which shall include, among other things, consenting to the cancellation of the Notes, and, at the expense of the Company, filing all notices, directions or affidavits reasonably requested by the Company (including confirmation that such Consenting Noteholder fully supports the Proceedings Steps and that its advisors have been afforded the opportunity to conduct a due diligence investigation of the Company) and directing its legal and financial advisors to support the petitions to any court in connection with the Restructuring and do all other things reasonably necessary to assist in the obtaining of the Proceedings Orders, and agrees upon any occasion upon which votes are required to be cast at a meeting of creditors pursuant to any proceedings relating to the Restructuring, to exercise all votes it may have in respect of the Notes or other claims against any company in the IFCO Group in support of the Restructuring;

(e) shall act in good faith in concluding the Restructuring;

(f) to the extent permitted by applicable Law, shall refrain from voting (or causing a vote to be cast) in favor of, or otherwise supporting or preparing, directly or indirectly, except as expressly contemplated hereby, (i) any other proposed plan of reorganization for or involving any company in the IFCO Group, or any other arrangement or composition for any such company, (ii) any relief in an involuntary case under any applicable insolvency, bankruptcy or other similar Law with respect to any company in the IFCO Group or all or substantially all of any of such company’s assets, or (iii) the appointment of an administrator, liquidator, custodian or similar official over all or substantially all of the property, assets and undertakings of any company in the IFCO Group;

(g) to the extent permitted by applicable Law, each Consenting Noteholder shall not act, whether alone or in concert with any other Person, to advise, assist or encourage any Person to act in a manner which could reasonably be expected to frustrate the Restructuring and/or the Restructuring Steps; provided, however, that nothing in this clause shall affect the activities of any other Businesses operated by or within the Consenting Noteholder or Businesses operated by entities controlled by, or under common control with, the Consenting Noteholder (“Businesses” as used in this clause shall mean entities which may own, hold or manage accounts that hold, manage or beneficially own the Notes on behalf of persons other than the Consenting Noteholder); provided further, however, that nothing in the foregoing proviso shall in any way limit or impair the representations of each Consenting Noteholder or such Consenting Noteholder’s obligations hereunder with respect to the principal amount of the Notes set forth on such Consenting Noteholder’s signature page to this Agreement;

(h) shall not take any action or exercise any remedy against any companies in the IFCO Group or the directors or officers of any such companies as a result of any Default (as such term is defined in the Indenture) and including, without limitation, any non-payment or prospective non-payment of interest in respect of the Notes (occurring prior to the termination of this Agreement in accordance with its terms);

(i) (x) hereby waives any Event of Default (as such term is defined in the Indenture) occasioned by the Restructuring Steps and shall consent to appropriate actions to rescind any acceleration that may occur as a result of any such Event of Default not capable by the terms of the Indenture of being so waived, and (y) shall not vote in favor of any action to be taken by any other holder of Notes or any other Person, individually or in the aggregate, to accelerate the obligations of the Company or its Subsidiaries under the Notes subject to the provisos in Section 2.2(g);

(j) shall not support or vote to support any other holder of Notes or any other Person that takes any action or exercises any remedy, individually or together with other holders of the Notes or other Person, against the Company or its Subsidiaries as a result of any Default in respect of the Notes subject to the provisos in Section 2.2(g);

(k) shall not instruct or procure the Trustee (as such term is defined in the Indenture) to take any action that is inconsistent with the terms and conditions of this Agreement;

(l) hereby acknowledges that the Company intends to de-register the Notes under the rules and regulations promulgated under the 1934 Act as soon as possible following the Effective Date and hereby consents to such de-registration under the 1934 Act; provided, however that the Company will remain subject, after the Effective Date, to (i) the periodic reporting requirements imposed by the 1934 Act, as amended, and (ii) the reporting requirements of the Frankfurt Stock Exchange so long as the Company’s Ordinary Shares remain listed thereon;

(m) hereby acknowledges that the Company intends to cancel the Notes on, or as soon as practicable after, the Effective Date; and

(n) shall not sell, transfer or assign any of its Notes or any voting interest therein, or any claim such Consenting Noteholders may have against the Company or any of its Subsidiaries based on its ownership of the Notes or the Indenture, to any Person which is not another Consenting Noteholder during the term of this Agreement unless such Person, prior to any transfer or assignment, enters into a written undertaking in favor of the other parties hereto (in the form attached hereto as Schedule H) agreeing to be bound by the terms of this Agreement as if such Person were a Consenting Noteholder; provided, that (i) nothing in this Section shall constitute a release by the Consenting Noteholders of any claims including, without limitation, any claims arising under applicable securities laws and/or predicated on fraud which they may have and which are not related to non-payment under the Notes or the Indenture and (ii) if such transfer referred to herein is to another Consenting Noteholder, such Consenting Noteholder shall promptly notify the other parties hereto, upon such transfer or assignment, of the changes in the number of Notes. With respect to clause (i) above, each of the Consenting Noteholders affirm, as of the date hereof, that it is not aware of any circumstances or matters, either individually or in the aggregate, which would provide a basis for such a claim.

2.3    SLT Obligations. SLT hereby undertakes and agrees that until the earlier of the Termination Date or the Effective Date it:

(a) shall vote to approve at such meetings of the Company held in connection either with the Restructuring or the Restructuring Steps all corporate resolutions which the Company and the Ad Hoc Committee mutually agree are reasonably necessary to effect the Restructuring, including, but not limited to those relating to, any necessary amendments to the Company’s Articles of Association, any increase in the Company’s share capital necessary to create sufficient Restructuring Shares for Consenting Noteholders, issuing options exercisable for Ordinary Shares granted pursuant to the Management Share Incentive Plan, waiving pre-emptive rights otherwise applicable to the issuance of Restructuring Shares, and implementing the supermajority board approval provisions as set out in Section 7.6 hereof;

(b) shall vote to adopt any amendments to the Company’s Articles of Association which are necessary to implement the Restructuring Steps and the Restructuring as contemplated hereunder;

(c) shall act in good faith in concluding the Restructuring;

(d) to the extent permitted under applicable Law, shall not act, whether alone or in concert with any other Person, to advise, assist or encourage any Person to act in a manner which could reasonably be expected to frustrate the Restructuring or the Restructuring Steps;

(e) shall not sell, transfer or assign (beneficially or otherwise) any of its shares in the Company or any claim SLT may have against the IFCO Group to any Person other than SLS or another Affiliate of SLT during the term of this Agreement unless such Person, prior to any transfer or assignment, such Person enters into an undertaking in favor of the other parties hereto agreeing to be bound by the terms of this Agreement as if such Person were a party hereto; provided, that if such transfer is to SLS or another Affiliate of SLT, SLS shall promptly notify the other parties hereto of the changes in the number of shares and voting interests and in the claims held; and

(f) shall not seek to acquire, either directly or indirectly, the beneficial ownership of, or right to direct the disposition or vote in respect of, any of the Notes.

2.4    SLS Obligations. SLS hereby undertakes and agrees that until the earlier of the Termination Date or the Effective Date it:

(a) shall vote to approve at such meetings of the Company held in connection either with the Restructuring or the Restructuring Steps all corporate resolutions which the Company and the Ad Hoc Committee mutually agree are reasonably necessary to effect the Restructuring, including, but not limited to those relating to, any necessary amendments to the Company’s Articles of Association, any increase in the Company’s share capital necessary to create sufficient Restructuring Shares for Consenting Noteholders, issuing options exercisable for Ordinary Shares granted pursuant to the Management Share Incentive Plan, waiving pre-emptive rights otherwise applicable to the issuance of Restructuring Shares, and implementing the supermajority board approval provisions as set out in Section 7.6 hereof;

(b) shall vote to adopt any amendments to the Company’s Articles of Association which are necessary to implement the Restructuring Steps and the Restructuring as contemplated hereunder;

(c) shall act in good faith in concluding the Restructuring;

(d) to the extent permitted under applicable Law, shall not act, whether alone or in concert with any other Person, to advise, assist or encourage any Person to act in a manner which could reasonably be expected to frustrate the Restructuring or the Restructuring Steps;

(e) shall not sell, transfer or assign (beneficially or otherwise) any of its shares in the Company or any claim SLS may have against the IFCO Group to any Person other than SLT or another Affiliate of SLS during the term of this Agreement unless such Person, prior to any transfer or assignment, such Person enters into an undertaking in favor of the other parties hereto agreeing to be bound by the terms of this Agreement as if such Person were a party hereto; provided, that if such transfer is to SLT or another Affiliate of SLS, SLT shall promptly notify the other parties hereto of the changes in the number of shares and voting interests and in the claims held; and

(f) shall not seek to acquire, either directly or indirectly, the beneficial ownership of, or right to direct the disposition or vote in respect of, any of the Notes.

2.5    Commencement of the Restructuring. As provided in Article I hereof, this Agreement shall become legally binding among its signatories once the condition precedent therein described is fulfilled. The parties agree to implement the Restructuring by means of the Private Subscription Steps so long as executed copies of the Agreement are delivered to the Company by no later than 5 p.m. London time on Thursday, 3 October 2002 from Consenting Noteholders representing at least 97% of the total value of all claims of the holders of the Notes. The deadline for receipt by the Company of executed copies of the Agreement may be extended as mutually agreed between the Company and the Ad Hoc Committee (each acting reasonably). If the number of Consenting Noteholders who are signatories to this Agreement as of 5 p.m. on Thursday, 3 October 2002 is less than 97% of the Notes and the deadline for receipt by the Company is not extended as provided herein, then the Proceedings Steps will be used to implement the Restructuring as provided herein. Should for any reason it become necessary to implement the Restructuring by means of the Proceedings Steps, the parties shall commence the Proceedings Steps in any event no later than the later of Thursday, 17 October 2002 or two weeks following the end of any extension agreed upon by the Company and the Ad Hoc Committee pursuant to this Section 2.5.

2.6    Preparation of the Restructuring Documents. The Company shall instruct its legal advisors, Weil, Gotshal & Manges (“WGM”), to prepare as soon as reasonably practicable for review by the parties to this Agreement all of the documentation necessary in the reasonable judgment of WGM and counsel to the Ad Hoc Committee to effect the Restructuring including, but not limited to, the following:

(a) all documents required to effect the Restructuring Steps, including, without limitation, any shareholder resolutions of the Company;

(b) all petitions and other documents required to effect the Proceedings Steps, if applicable;

(c) a supplemental indenture containing the Indenture Amendments;

(d) any documents necessary for the issuance of the Restructuring Shares and listing of the Restructuring Shares on the Frankfurt Stock Exchange;

(e) any documents necessary for the issuance of the Exchange Warrants and listing of the Exchange Warrants on the Frankfurt Stock Exchange;

(f) if applicable, all of the documentation necessary in the reasonable judgment of WGM and counsel to the Ad Hoc Committee to implement the Private Subscription Steps (the “Private Subscription Documents”), including, without limitation, any documents which the Company and the Ad Hoc Committee mutually agree, in consultation with the Restructuring Trustee, may be necessary to procure a timely Private Subscription; and

(g) (i) any U.S. registration statements necessary to comply with the 1933 Act and the applicable rules and regulations promulgated thereunder; (ii) any German prospectus necessary to comply with the securities laws of the Federal Republic of Germany; (iii) any Dutch prospectus necessary to comply with the securities laws of the Kingdom of the Netherlands and any formalities required to comply with the Dutch Act on the Supervision of the Securities Trade, in each case as required to give effect to the Private Subscription Steps; and (iv) such registration statement(s) as are necessary to facilitate public resales of Restructuring Shares by Consenting Noteholders requiring the same.

ARTICLE III

RESTRUCTURING CONDITIONS

3.1    Restructuring Conditions. Implementation of the Restructuring (and, if applicable, the closing of the several Private Subscriptions between the Company and each Consenting Noteholder) is subject to the satisfaction (or waiver by the Ad Hoc Committee) of the following conditions (the “Restructuring Conditions”):

(a) the Senior Bank Creditors agree to reinstate their borrowings in accordance with the terms of the Company’s Senior Bank Credit Facility and do not accelerate any claim for payment under the Senior Bank Credit Facility until the completion of the Restructuring Steps and the Senior Bank Creditors agree to an Amended Senior Credit Facility with the Company which is satisfactory to the Ad Hoc Committee;

(b) commencement and successful implementation of the Restructuring Steps, including, without limitation, the delivery of duly authorized, fully paid and non-assessable Restructuring Shares authorized and admitted to trading on the Frankfurt Stock Exchange, against delivery of Notes for cancellation;

(c) (i) the necessary resolutions having been adopted by the Current Shareholders at meetings of the Company’s shareholders to implement the Restructuring and the Restructuring Steps in accordance with the terms set forth in this Agreement and (ii) the Company’s Articles of Association having been amended as required under Dutch law to implement the Restructuring Steps in accordance with the terms set forth in this Agreement to the satisfaction of the Ad Hoc Committee;

(d) no material adverse tax consequences for the IFCO Group arising from the Restructuring, whether as a result of the issue or exercise of the Exchange Warrants or otherwise;

(e) no termination and/or acceleration of any payment obligation of any contract of any company in the IFCO Group which could reasonably be expected to have a material adverse effect on the IFCO Group taken as a whole; and

(f) except for litigation known at the time of this Agreement, no litigation is pending or threatened which if resolved in a manner adverse to any company in the IFCO Group could reasonably be expected to cause a material adverse effect on the IFCO Group taken as a whole;

ARTICLE IV

IMPLEMENTATION OF THE RESTRUCTURING

4.1    Subscription for the Restructuring Shares.

(a) Following approval by the Current Shareholders at meetings of the Company’s shareholders of all necessary resolutions relating to the Restructuring, the

Company agrees to deliver (directly or indirectly through the Restructuring Trustee acting on behalf of the Consenting Noteholders) to each of the Consenting Noteholders a number of Restructuring shares equal to its pro-rata entitlement to Restructuring Shares as provided under the terms of this Agreement.

(b) Each of the Consenting Noteholders agrees to subscribe (directly or indirectly through the Restructuring Trustee) for the number of Restructuring Shares to which they are entitled under the terms of this Agreement.

(c) Each of the Consenting Noteholders agrees to transfer its claims against the Company in respect of the Notes to the Restructuring Trustee. The amount payable by the Restructuring Trustee to the Company in respect of the subscription price for the Restructuring Shares and the amount payable respectively by the Company under the claims against the Company in respect of the Notes (whether or not payable now or at a future date and whether or not fully or partially reduced following the Proceeding Steps) shall upon the conclusion of the Restructuring Steps be set off against one another in full discharge of each party’s obligations to the other in respect thereof.

(d) On the Effective Date, each Consenting Noteholder will be allotted the number of Restructuring Shares (rounded down to the nearest whole number of Restructuring Shares) equal to the percentage that its aggregate interest in the Notes bears to the aggregate principal amount of all Notes (x) which participate in the Private Subscription Steps, if the Restructuring is implemented by means of a Private Subscription, or (y) then outstanding, if the Restructuring is implemented by means of the Proceedings Steps.

4.2    Treatment of Current Shareholders in the Restructuring.

(a) Following approval by the Current Shareholders at meetings of the Company’s shareholders of all necessary resolutions relating to the Restructuring, the aggregate equity interest of all Current Shareholders of the Company will be diluted to 10% of the issued Ordinary Shares immediately following the Restructuring in accordance with the terms and subject to the conditions of this Restructuring Agreement.

(b) Following approval by the Current Shareholders at meetings of the Company’s shareholders of all necessary resolutions relating to the Restructuring, in addition, and upon the Effective Date, a single tranche of freely transferable and assignable warrants (the “Exchange Warrants”) will be issued to Current Shareholders, convertible into up to 25% of the Ordinary Shares of the Company. The Exchange Warrants will be exercisable by the holders of the Exchange Warrants for a period of 30 days immediately following the Board of Directors’ determination of the equity valuation of the Company (the “Exercise Period”) in accordance with the terms of Section 4.5 hereof. The Exchange Warrants are exercisable for the number of Ordinary Shares as set forth in Schedule C attached hereto. In order to ensure that Ordinary Shares issued upon exercise of the Exchange Warrants are legally issued and fully paid and non-assessable, the exercise price of the Exchange Warrants will be paid by the Company at the time of the exercise of the Exchange Warrants up to a maximum amount of EUR 50,000 by the Company effecting a non-cash or book transfer of the requisite amount from “capital in excess of par” to “stated capital” as reflected on the Company’s balance sheet.

(c) For the avoidance of doubt, and assuming that (i) no other securities of the Company are issued following the Effective Date and (ii) the Exchange Warrants are

exercised in full, the Current Shareholders will own 35% of the Ordinary Shares (less any dilution as a result of the issuance of Ordinary Shares pursuant to the Management Share Incentive Plan) upon the basis described in Schedule C attached hereto.

4.3    Additional Equity Issuances. In the event of any one or more additional issuance of equity (the “Equity Issuance”), individually or in the aggregate, exceeds 0.5% of the issued and outstanding equity of the Company immediately following the Effective Date, the table in Schedule C will be adjusted as follows: (i) each number in Columns 3 and 4 will be multiplied by a factor equal to X/(X+Y) where X is the total number of shares post-exercise of Exchange Warrants as if the Equity Issuance had not occurred and Y is the number of shares issued pursuant to the Equity Issuance; and (ii) each number in Column 2 will be multiplied by a factor equal to (X+Y)/X where X is the total number of shares post-exercise of Exchange Warrants as if the Equity Issuance had not occurred and Y is the number of shares issued pursuant to the Equity Issuance.

4.4    Management Share Incentive Plan. Following approval by the Current Shareholders at meetings of the Company’s shareholders of all necessary resolutions relating to the Restructuring, prior to the Effective Date, the Company will adopt a management share incentive plan covering 5% of the Company’s fully diluted Ordinary Shares immediately following the completion of the Restructuring (the “Management Share Incentive Plan”). The pricing of any options granted will be proposed by the Board of Directors and agreed to by the Ad Hoc Committee (or its successor), or agents of the Ad Hoc Committee, prior to the Effective Date. Other terms of the Management Share Incentive Plan, including numbers of options awarded and identities of recipients, will be proposed by the Board of Directors and agreed to by the Ad Hoc Committee, or agents of the Ad Hoc Committee, prior to the Effective Date, and shall be approved at a meeting of the Company’s shareholders as required by applicable Dutch law.

4.5    Valuation.

(a) As of the earlier of (i) 31 October 2005 and (ii) the third anniversary of the Effective Date (such date, the “Valuation Date”), the Board of Directors will use the Market Method described in Section 4.5(b) hereof to determine the equity value of the Company for the purposes of determining the number of Ordinary Shares issuable to the Current Shareholders pursuant to the Exchange Warrants, provided, that the Restructuring is effected by means of a Private Subscription, and none of the Proceeding Steps are taken or implemented in the Restructuring. Notwithstanding anything to the contrary set forth earlier in this Section 4.5(a), in the event the Restructuring is effected by means of the Proceedings Steps, then the Valuation Date shall be the third anniversary of the Effective Date.

(b) The method for determining the Company’s equity value shall be to (i) take the daily weighted (by reference to volume) average Ordinary Share price for a period starting from 30 trading days prior to the Valuation Date and ending 30 trading days after the Valuation Date (the “Valuation Period”), (ii) multiply such share price by the average number of Ordinary Shares issued and outstanding throughout this period, and (iii) multiply the observed market value by the factor referenced in Schedule D attached hereto (the “Market Method”).

(c) Notwithstanding the foregoing, if a majority of the Board of Directors determines that there has been a suspicion of market manipulation during the Valuation Period, then the Board of Directors will also determine the Company’s equity value using the

Multiple Method described in Section 4.5(d) below, and to the extent the Market Method differs from the Multiple Method by 10% or more, then the matter shall be referred by the Company to the President of the Institute of Chartered Accountants of England and Wales for the purposes of appointing a single arbitrator (the “Arbitrator”). If the variance between the Market Method calculation and the Multiple Method calculation is less than 10%, the Board of Directors shall use the equity value determined by the Market Method to determine the number of Ordinary Shares issuable pursuant to the Exchange Warrants.

(d) For the purposes of this Agreement, the equity valuation using the Multiple Method shall be calculated by (i) multiplying the reported EBITDA for the Company in the year ended on the Valuation Date using a multiple of eight (8) and (ii) subtracting net indebtedness, which is calculated as all funded debt instruments (including capital leases and preference shares) less cash and cash equivalents (the “Multiple Method”).

(e) Upon appointment, the Arbitrator shall commission and review the valuation opinions provided by three independent international investment banks (the “Third Party Investment Banks”). Each of the following three parties shall select one of the three Third Party Investment Banks: (i) the three directors appointed to the New Board by the Ad Hoc Committee (or its successor), (ii) the three directors appointed to the New Board by the Principal Shareholders, and (iii) the Arbitrator. At the direction of the Arbitrator, the Company shall allocate the number of Ordinary Shares issuable pursuant to the Exchange Warrants, based on an equity valuation equal to the average of the valuation analyses of the three Third Party Investment Banks.

(f) A copy of the valuation instructions (the “Valuation Instructions”) to be provided to the three Third Party Investment Banks for use in preparing their valuation analyses are set forth as Schedule E attached hereto.

(g) If, on the Valuation Date, the Ordinary Shares of the Company are not listed on the Frankfurt Stock Exchange or any other stock exchange, then the matter shall be referred by the Company to the Arbitrator as described above in this Section 4.5 for the purpose of determining the Company’s equity value.

4.6    Pre-emption Rights. All Ordinary Shares issued in the Restructuring shall carry pre-emption rights in accordance with the Articles of Association and mandatory provisions of Netherlands corporate law.

4.7    Reduction in Nominal Share Value; Share Consolidation.

(a) The nominal value of all Ordinary Shares issued in the Restructuring and subject to the Exchange Warrants shall be reduced from EUR 2 to EUR 0.01.

(b) Prior to the issuance of the Restructuring Shares, the number of Ordinary Shares of the Company will be reduced through a 10:1 consolidation of share capital and a concomitant reduction in nominal share capital, in accordance with applicable Dutch law.

4.8    Approval by Current Shareholders. The Current Shareholders shall be required to approve the following as required under applicable Dutch law:

(a) the increase of the Company’s share capital necessary to issue the Restructuring Shares to the Consenting Noteholders and the additional Ordinary Shares reserved for issuance pursuant to the Management Share Incentive Plan;

(b) the waiver of their pre-emption rights, otherwise applicable to the issue of Restructuring Shares;

(c) the reduction of the nominal value of the Ordinary Shares to EUR 0.01;

(d) issuance of Exchange Warrants to Current Shareholders as provided under the terms of this Agreement;

(e) any other necessary amendments to the Company’s Articles of Association to implement the Restructuring and the Restructuring Steps; and

(f) to vote in favor of the candidate nominated by the Consenting Noteholders for appointment to the Board of Directors under Section 7.2 hereof.

4.9    Method of Implementation of the Restructuring. The exchange of the Notes for the Restructuring Shares will be implemented through the Restructuring Steps as described herein (including, without limitation, approval by the Current Shareholders at meetings of the Company’s shareholders of all necessary resolutions relating to the Restructuring). Should for any reason the number of Consenting Noteholders who are signatories to this Agreement equal or exceed 97% of the Notes, then the Private Subscription Steps will be used to implement the Restructuring.

4.10    Proceedings Steps. Should the Restructuring need to be implemented by means of the Proceedings Steps following abandonment of the Private Subscription Steps, then the parties hereto agree to commence the Restructuring no later than the later of Thursday, 17 October 2002 or two weeks following the end of any extension agreed between the Company and the Ad Hoc Committee in accordance with Section 2.5 herein.

The Proceedings Steps shall comprise a combination of Dutch Composition Proceedings and a Chapter 11 Proceeding and shall be undertaken by the Company in conjunction with each other.

(a) “Dutch Composition Proceedings” shall mean suspension of payments and akkoord proceedings for the Company are opened in the Netherlands.

(b) “Chapter 11 Proceeding” shall mean (i) a filing of certain of the Company’s U.S. subsidiaries, listed on Schedule F attached hereto (the “U.S. Subsidiaries”), under Chapter 11 of the U.S. Bankruptcy Code; and (ii) a Section 304 proceeding under the U.S. Bankruptcy Code for the Southern District of New York to affirm the Dutch Composition Proceedings.

In the proceedings referred to in (a) and (b) above, Consenting Noteholders agree to the cancellation of their Notes in consideration for receiving Restructuring Shares.

4.11    Private Subscription Steps. A “Private Subscription” shall involve the Company offering to Consenting Noteholders an exchange of their Notes for Restructuring

Shares by means of a private subscription of Restructuring Shares for Notes. No public disclosure document will be involved and the Private Subscription shall be carried out in consultation with the Restructuring Trustee, upon the terms and subject to the conditions set out in this Agreement and any other necessary subscription documents (the “Private Subscription”). Upon execution of this Agreement by the Consenting Noteholders and the effectiveness thereof as provided herein, each of the Consenting Noteholders hereby consents to the Indenture Amendments to the Indenture as set forth in Schedule B attached hereto.

4.12    Closing of the Restructuring. Upon the terms and subject to the conditions contained in this Agreement and the schedules hereto (including, without limitation, approval by the Current Shareholders at meetings of the Company’s shareholders of all necessary resolutions relating to the Restructuring) on the Effective Date the Consenting Noteholders will exchange (directly or indirectly through the Restructuring Trustee) their claims against the Company, as applicable, for their pro-rata entitlement to Restructuring Shares.

4.13    Treatment of Other Creditors of the Company in the Restructuring.

(a) All capital lease obligations of the Company will remain unaffected by the proposed Restructuring and will be paid in full as such claims become due and payable.

(b) All other general unsecured and unsubordinated creditors of the Company, other than the Noteholders, Schoeller Wavin Systems AG and William Haines in respect of the Seller’s Notes (the latter two as respectively described in Section 2.1) will remain unaffected by the proposed Restructuring and will be paid in full as such claims become due and payable. The Consenting Noteholders hereby waive, as of the Effective Date, any claims they may otherwise have in relation to the Company and its Subsidiaries paying all general and unsecured creditors other than (i) the Consenting Noteholders in connection with the Restructuring Steps and (ii) Schoeller Wavin Systems AG and William Haines in respect of the Seller’s Notes (the latter two as respectively described in Section 2.1).

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF THE CONSENTING NOTEHOLDERS, SLT AND SLS

Each of the Consenting Noteholders, SLT and SLS, severally and not jointly, hereby represents and warrants (except for Section 5.2 hereof, with respect to which each of the Consenting Noteholders only represents and warrants to the Company and each of SLT and SLS) to the Company and each of the other parties hereto that:

5.1    Authorization of Agreement. Such Person and, if applicable, the duly authorized attorney acting on such Person’s behalf, has all requisite power, authority and, if applicable, legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Person of this Agreement has been, and of each Restructuring Document will be, duly authorized by all necessary corporate or other organizational action on behalf of such Person. This Agreement has been duly and validly executed and delivered by such Person and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this

Agreement constitutes legal, valid and binding obligations of such Person, enforceable against such Person in accordance with their respective terms.

5.2    Ownership of Notes. Each Consenting Noteholder either (i) is the beneficial owner of, and has full power to vote in respect of and to dispose of the Notes free and clear of any and all Liens, that number of Notes set forth on such Consenting Noteholder’s signature page to this Agreement; or (ii) it has been engaged to perform investment management services on behalf of the beneficial owner of the Notes.

5.3    Consents of Third Parties. Except as contemplated by this Agreement, no consent, waiver, approval, Order or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of such Person in connection with the execution and delivery of this Agreement or the compliance by such Person with any of the provision hereof.

5.4    1933 Act Representations.

(a) Such Person is either an “accredited investor” within the meaning of Regulation D under the 1933 Act or is not a “U.S. person” within the meaning of Regulation S under the 1933 Act.

(b) Neither such Person, its affiliates nor any Person acting on its or their behalf has engaged or will engage in connection with the issue of the Restructuring Shares in (i) any general solicitation or general advertising within the meaning of Rule 502(c) under the 1933 Act or (ii) any directed selling efforts within the meaning of Rule 903 under the 1933 Act, unless such solicitation, advertising or selling effort is then permitted under the 1933 Act.

5.5    Consenting Noteholder 1933 Act Transfer Representations.

(a) Each Consenting Noteholder understands and agrees that the Restructuring Shares that each of them will be acquiring have not been registered under the 1933 Act and that, accordingly, such Restructuring Shares will not be transferable except as permitted under various exemptions contained in the 1933 Act or upon satisfaction of the registration and prospectus delivery requirements of the 1933 Act. Each Consenting Noteholder acknowledges that each of them must bear the economic risk of their respective investments in the Restructuring Shares for an indefinite period of time since the Restructuring Shares have not been registered under the 1933 Act and therefore cannot be sold unless they are subsequently registered or an exemption from registration is available.

(b) Each Consenting Noteholder represents and warrants to the Company that each of them are acquiring the Restructuring Shares for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof within the United States within the meaning of the 1933 Act.

(c) Each Consenting Noteholder is acquiring Restructuring Shares pursuant to an exemption or exemptions from registration of the Restructuring Shares under the 1933 Act.

(d) Each Consenting Noteholder agrees with the Company as follows:

(i) If the Company delivers certificates evidencing the Restructuring Shares for which each Consenting Noteholder has agreed to subscribe, such certificates and each certificate issued on transfer thereof or in exchange therefor will, to the extent permitted by Law, bear the following legend:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE OR OTHER SECURITIES LAW, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS (i) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS REGISTERED PURSUANT TO, EXEMPT FROM OR NOT SUBJECT TO ANY OTHER APPLICABLE SECURITIES LAWS COVERING SUCH SECURITIES, (ii) THE SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS MADE OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S PROMULGATED PURSUANT TO SUCH ACT, (iii) THE SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS MADE IN ACCORDANCE WITH RULE 144A, IF AVAILABLE, UNDER SUCH ACT, (iv) THE SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS MADE IN ACCORDANCE WITH RULE 144, IF AVAILABLE, UNDER SUCH ACT AND THE COMPANY RECEIVES EVIDENCE SATISFACTORY TO THE COMPANY THAT THE PROVISIONS OF THIS RULE HAVE BEEN COMPLIED WITH, (v) THE SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS MADE TO THE COMPANY OR SUBSIDIARY OF THE COMPANY OR (vi) THE SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS MADE IN ACCORDANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES, REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.”

(ii) The certificates representing such Restructuring Shares, and each certificate issued in transfer thereof or in exchange therefor, will also bear any legend required under any other applicable securities law.

(iii) Each Consenting Noteholder consents to the Company making a notation on its records or giving instructions to the National Depository of Securities or any custodian or transfer agent of the Restructuring Shares in order to implement the restrictions on transfer of the Restructuring Shares set forth in this Section 5.5.

(e) Any legend shall be removed or lifted and the Company shall issue a certificate without such legend to the holder of such Restructuring Shares upon request if (a) the transfer of such Restructuring Shares has been registered under the 1933 Act and such transfer is registered pursuant to, exempt from or not subject to any other applicable securities laws, (b) such Restructuring Shares are sold outside the United States pursuant to Regulation S, (c) such Restructuring Shares are sold under Rule 144A or Rule 144, if available, promulgated under the 1933 Act and with respect to transfers under Rule 144, the Company receives evidence satisfactory to the Company that provisions of Rule 144 have been complied with, or (d) such holder provides the Company with an opinion of counsel (which may be internal counsel) stating that a public sale or transfer of such Restructuring Shares may be made without registration under the 1933 Act.

5.6    SLT and SLS 1933 Act Transfer Representations.

(a) Each of SLT and SLS understands and agrees that the Exchange Warrants that each of them will be acquiring have not been registered under the 1933 Act and that, accordingly, such Exchange Warrants will not be transferable except as permitted under various exemptions contained in the 1933 Act or upon satisfaction of the registration and prospectus delivery requirements of the 1933 Act. Each of SLT and SLS acknowledge that each of them must bear any economic risk arising from their respective investments in the Exchange Warrants for an indefinite period of time since the Exchange Warrants have not been registered under the 1933 Act and therefore cannot be sold unless they are subsequently registered or an exemption from registration is available.

(b) Each of SLT and SLS represents and warrants to the Company that each of them are acquiring the Exchange Warrants for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof within the United States within the meaning of the 1933 Act.

(c) Each of SLT and SLS is acquiring the Exchange Warrants pursuant to an exemption or exemptions from registration of the Exchange Warrants under the 1933 Act.

(d) Each of SLT and SLS agrees with the Company as follows:

(i) If the Company delivers certificates evidencing the Exchange Warrants for which each SLT and SLS has agreed to subscribe, such certificates and each certificate issued on transfer thereof or in exchange therefor will, to the extent permitted by Law, bear the following legend:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE OR OTHER SECURITIES LAW, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS (i) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS REGISTERED PURSUANT TO, EXEMPT FROM OR NOT SUBJECT TO ANY OTHER APPLICABLE SECURITIES LAWS COVERING SUCH SECURITIES, (ii) THE SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS MADE OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S PROMULGATED PURSUANT TO SUCH ACT,

(iii) THE SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS MADE IN ACCORDANCE WITH RULE 144A, IF AVAILABLE, UNDER SUCH ACT, (iv) THE SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS MADE IN ACCORDANCE WITH RULE 144, IF AVAILABLE, UNDER SUCH ACT AND THE COMPANY RECEIVES EVIDENCE SATISFACTORY TO THE COMPANY THAT THE PROVISIONS OF THIS RULE HAVE BEEN COMPLIED WITH, (v) THE SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS MADE TO THE COMPANY OR SUBSIDIARY OF THE COMPANY OR (vi) THE SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS MADE IN ACCORDANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES, REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.”

(ii) The certificates representing such Exchange Warrants, and each certificate issued in transfer thereof or in exchange therefor, will also bear any legend required under any other applicable securities law.

(iii) Each of SLT and SLS consents to the Company making a notation on its records or giving instructions to the National Depository of Securities or any custodian or transfer agent of the Exchange Warrants in order to implement the restrictions on transfer of the Exchange Warrants set forth in this Section 5.6.

(e) Any legend shall be removed or lifted and the Company shall issue a certificate without such legend to the holder of such Restructuring Shares or Exchange Warrants upon request if (a) the transfer of such Restructuring Shares or Exchange Warrants has been registered under the 1933 Act and such transfer is registered pursuant to, exempt from or not subject to any other applicable securities laws, (b) such Restructuring Shares or Exchange Warrants are sold outside the United States pursuant to Regulation S, (c) such Restructuring Shares or Exchange Warrants are sold under Rule 144A or Rule 144, if available, promulgated under the 1933 Act and with respect to transfers under Rule 144, the Company receives evidence satisfactory to the Company that provisions of Rule 144 have been complied with, or (d) such holder provides the Company with an opinion of counsel (which may be internal counsel) stating that a public sale or transfer of such Restructuring Shares or Exchange Warrants may be made without registration under the 1933 Act.

5.7    Ownership of Ordinary Shares and Notes by SLT. As of the date hereof, SLT is the record or beneficial owner of 3,090,000 Ordinary Shares of the Company. SLT does not own of record or beneficially any Notes as of the date of this Agreement.

5.8    Ownership of Ordinary Shares and Notes by SLS. As of the date hereof, SLS is the record or beneficial owner of 16,910,000 Ordinary Shares of the Company. SLS does not own of record or beneficially any Notes as of the date of this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the other parties hereto that:

6.1    Authorization of Agreement. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement has been, and of each of the Restructuring Documents will be, duly authorized by all necessary corporate or other organizational action on its behalf. This Agreement has been, and each of the Restructuring Documents will be, duly executed and delivered by the Company, as applicable, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Restructuring Documents when so executed and delivered will constitute, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

6.2    Equity Capitalization, Warrants, Options and Other Instruments. As of the date hereof (i) there are 43,931,189 Ordinary Shares of the Company issued and outstanding; (ii) there are no preference shares issued and outstanding; (iii) there are 6,085,526 options currently issued exercisable for an aggregate of 6,085,526 Ordinary Shares; and (iv) other than the above, there are no agreements or arrangements in force (other than as contemplated hereby) which provide for the present and future allotment, issue or transfer of, or grant to any person the right (whether conditional or otherwise) to call for the allotment, issue or transfer of any share capital of the Company (including any option or right of pre-emption or concession).

6.3    Consents of Third Parties. Except as contemplated by this Agreement and any Restructuring Documents, no consent, waiver, approval, Order or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company in connection with the execution and delivery of this Agreement or the other Restructuring Documents or the compliance by the Company with any of the provisions hereof or thereof.

6.4    1933 Act Representations.

(a) The transactions specified herein will be either exempt from the registration requirements of the 1933 Act or will be registered in accordance with the 1933 Act; and

(b) Neither the Company, its affiliates nor any Person acting on its or their behalf has engaged or will engage in connection with the issue of the Restructuring Shares or Exchange Warrants in (i) any general solicitation or general advertising within the meaning of Rule 502(c) under the 1933 Act or (ii) any directed selling efforts within the meaning of Rule 903 under the 1933 Act, unless such solicitation, advertising or selling effort is then allowed under the 1933 Act.

(c) The Company hereby undertakes to supply the necessary information required by Rule 144A(d)(4) of the 1933 Act to a prospective purchaser in order to permit re-

sales of Restructuring Shares and/or Exchange Warrants under Rule 144A of the 1933 Act unless the Company is then filing periodic reports under the 1934 Act.

6.5    Ownership of and Discussions Relating to the Notes. The Company:

(a) neither owns outright, nor has any beneficial interest in, the Notes, as at the date of this Agreement; and

(b) has not entered into any discussions in respect of the Notes with any Noteholders, except for (i) discussions undertaken with the Ad Hoc Committee and its members and (ii) as may have been necessary in order to execute this Agreement.

ARTICLE VII

COVENANTS

7.1    Conduct of the Business Pending the Effective Date. Following the date on which the condition precedent set forth in Article I hereof has been satisfied and until the earlier of the Effective Date and the Termination Date (the “Pre-Effective Date Period”) except (i) as otherwise expressly provided by this Agreement, (ii) as provided in the corporate resolutions which the Company and the Ad Hoc Committee agree are reasonably necessary to effect the Restructuring, or (iii) with the prior written consent of the Noteholders’ Board Representative, which consent shall not be unreasonably withheld, the Company shall not directly or indirectly, and will ensure that any company within the IFCO Group shall not:

(a) take any material corporate actions, including, for the avoidance of doubt:

(i) appoint and/or remove any members of the boards of directors of any companies in the IFCO Group or any key employees who would be entitled to participate in the Company’s Management Share Incentive Plan upon the Effective Date; or

(ii) set or change the compensation of members of any board of directors of companies within the IFCO Group and amend any other terms and conditions of their employment, including setting and changing the terms of any incentive plan, employment agreement, consulting agreement with, or any resolution relating to employment or compensation matters with respect to the members of any board of directors of companies in the IFCO Group and/or other key employees who would be entitled to participate in the Company’s Management Share Incentive Plan upon the Effective Date (for the avoidance of doubt, neither the Company, nor any of its Affiliates shall allow any employment, consulting or other employment agreement to terminate or expire without the prior written consent of the Ad Hoc Committee, other than in circumstances where an employee exercises a valid pre-existing termination right under an employment agreement); and

(b) other than in the ordinary course of business, enter into any transactions involving consideration, either alone, or in a series of transactions, in excess of EUR 350,000, including:

(i) granting consents for capital expenditure and drawing obligations;

(ii) granting consent for the giving or taking of loans or drawings or other monetary obligations by any company in the IFCO Group;

(iii) giving any guarantees or taking any obligations to pay damages;

(iv) any acquisition of any real property by the Company or any company in the IFCO Group;

(v) granting consents for the lease, sale, pledge, mortgage, encumbrance or transfer of any part of the property of any company in the IFCO Group; or

(vi) consent to the commencement, settlement, assignment, or release of any claim of or against any company in the IFCO Group.

(c) issue equity (or otherwise change its capital structure including, for the avoidance of doubt, issue any new shares or warrants or options to acquire any new shares) or increase its authorized shares for any purpose other than to facilitate the Restructuring or to carry out the Restructuring Steps;

(d) sell, surrender or dispose of any material asset, contractual rights (whether contingent or otherwise) or licenses not in the ordinary course of business;

(e) either (i) declare or pay any dividends or other distributions or (ii) formulate a change to the general policy with respect to declaration or payment of dividends;

(f) repurchase, redeem or retire any outstanding securities of the Company, except as expressly provided in the Articles of Association; and

(g) propose any changes to the budgets of any companies in the IFCO Group adopted as of the date hereof, or undertake any material changes to strategy in relation to any company in the IFCO Group.

And the Company shall:

(h) operate its business and activities in the usual course and in such a manner as to ensure that no act or event occurs during the Pre-Effective Date Period which would reasonably be expected to result in a material breach of any warranty or make any representations of the Company contained in Article VI hereof untrue in any material respect;

(i) disclose forthwith in writing to the Ad Hoc Committee any material matter or thing which is inconsistent with the Company’s warranties, representations and covenants contained herein;

(j) use its reasonable best efforts to maintain the listing of its Ordinary Shares on the Frankfurt Stock Exchange; and

(k) if necessary in the opinion of counsel to the Ad Hoc Committee, use its reasonable best efforts to provide customary resale registration rights to permit public resales of the Restructuring Shares, at such time and on such terms as may be requested by a majority of holders of the Restructuring Shares that are not able to effect public resales of the Restructuring Shares.

7.2    Noteholders’ Board Representative.

(a) Upon the satisfaction of the condition precedent set out in Article I hereof, Consenting Noteholders shall have the right to nominate a candidate for appointment to the Company’s Board of Directors (the “Noteholders’ Board Representative”) to monitor the Restructuring and Restructuring Steps.

(b) When carrying out his or her functions as outlined in this Agreement, the Noteholders’ Board Representative shall, as a full member of the Board of Directors, be entitled to be a member of any committee of the Board of Directors and to attend meetings of the Company or any committee thereof either in person or by telephone, and shall be entitled to be given access to any working papers of the Board of Directors as the Noteholders’ Board Representative sees fit.

(c) The Noteholders’ Board Representative shall execute a confidentiality agreement with the Company prior to his or her appointment to the Board of Directors upon such terms as are mutually acceptable to the Company and to the Ad Hoc Committee (the “Noteholders’ Board Representative CA”). In the event of any breach of the Noteholders’ Board Representative CA by the Noteholders’ Board Representative, the Company shall have the right to remove such Noteholders’ Board Representative from the Board of Directors with the consent of the Ad Hoc Committee, such consent not to be unreasonably withheld.

The Noteholders’ Board Representative:

(d) shall be entitled to receive at least 48 hours advance written notice of all regular meetings of the Board of Directors of the Company or any committees thereof and/or actions which are proposed to be taken or adopted in respect of the Company’s affairs or such shorter advance notice for special meetings as may be required but in no event later than the notice furnished to other members on the Board of Directors or committees;

(e) notwithstanding the foregoing, the Noteholders’ Board Representative shall be entitled to receive from the Company the monthly management pack in the form and substance presently provided to each member of the Board of Directors (the “Monthly Report”) and the weekly written trading summary for the IFCO Group’s European businesses, together with any other information provided to the Board of Directors or any member thereof;

(f) shall be entitled to sponsor resolutions for adoption by the Board of Directors as and when the Noteholders’ Board Representative deems appropriate, by giving due notice in writing to other members of the Board of Directors, in accordance with the Board of Directors’ written procedures then in force and the Company’s Articles of Association;

(g) shall be entitled to forward copies of the Monthly Report to the Ad Hoc Committee’s legal and financial advisors, which advisors are each bound by their respective confidentiality agreement with the Company;

(h) shall be required to approve any material corporate action proposed to be taken by the Company or indirectly by any company in the IFCO Group that is not in accordance with this Agreement. The Noteholders’ Board Representative shall be entitled to serve on any committee of the Board of Directors, and shall also have a veto on actions proposed by any such committee upon such matters as are set out in Section 7.1 hereof (“Veto Right”); and

(i) shall be afforded an indemnity in respect of his or her actions carried out on behalf of the Company as provided in the Articles of Association and shall be entitled to receive compensation on the same or similar terms as the independent members of the Company’s Board of Directors.

(j) The Principal Shareholders agree to approve any consequential amendments to the Company’s Articles of Association which may be required to make such Veto Rights of the Noteholders’ Board Representative effective in accordance with applicable Dutch laws (if any), prior to the closing of the Restructuring.

7.3    Financial Reports and Other Information. Following the Effective Date, the Company will remain subject to (i) the periodic reporting requirements imposed by the 1934 Act, and (ii) the reporting requirements of the Frankfurt Stock Exchange, so long as the Company’s Ordinary Shares remain listed thereon.

7.4    Publicity; Disclosure.

(a) Except as may be (i) required of the Company under applicable securities laws, including, but not limited to, the periodic reporting requirements imposed on the Company by the 1934 Act and (ii) required of the Company by the rules and regulations of any securities exchange or quotation system with which the Company complies, in each case on advice of counsel, the content and timing of any public disclosure by the Company of the terms of the Restructuring or the terms of the Term Sheet attached hereto as Schedule A shall be mutually agreed in advance between the respective legal advisors for the Ad Hoc Committee (or its successor) and the Company.

(b) Notwithstanding the foregoing, except (i) as may be required by applicable Law or (ii) with the prior written consent of the Ad Hoc Committee and the Company, none of the parties hereto or any representative on any of their behalf shall (w) disclose the identities of the Consenting Noteholders, (x) disclose the amount of holdings of Notes of any Consenting Noteholder; (y) disclose the terms of this Agreement; or (z) issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby.

(c) None of the foregoing shall prohibit the Company from disclosing (i) the approximate aggregate holdings of the Notes by the Consenting Noteholders as a group, or (ii) the identity and holdings of Notes of the Consenting Noteholders as may be required by court order in the Proceedings Steps, if applicable.

7.5    Post-Restructuring Corporate Governance.

(a) The Company will propose to one or more general meetings of shareholders that from the Effective Date its corporate documents and Articles of Association be amended to provide that the Company’s new board of directors (the “New Board”) shall comprise seven members in total. Of this number:

(i) three directors to the New Board shall be appointed upon a binding nomination from the Ad Hoc Committee (or after the Effective Date, by a majority of the entities that were, prior to the Effective Date, members of the Ad Hoc Committee) from a list of candidates containing the names of, in total, at least four nominees whose identities shall be provided to the Principal Shareholders for their selection;

(ii) three directors to the New Board shall be appointed upon a binding nomination from the Principal Shareholders from a list of candidates containing the names of, in total, at least four nominees whose identities shall be provided to the Ad Hoc Committee (or after the Effective Date, by a majority of the entities that were, prior to the Effective Date, members of the Ad Hoc Committee) for their selection; and

(iii) one director shall be appointed to the New Board upon a binding joint nomination by both the Principal Shareholders and the Ad Hoc Committee (or after the Effective Date, by a majority of the entities that were, prior to the Effective Date, members of the Ad Hoc Committee), which nominee shall be from among the present members of the Company’s management.

(b) The New Board will be elected on the Effective Date, or as soon as possible thereafter in accordance with the requirements of applicable Dutch law, after the Ad Hoc Committee’s counsel provides WGM in writing with the identities of its four nominees in accordance with (i) herein. Upon the Effective Date, Mr. Christoph Schoeller will be elected as Chairman of the New Board. Following the expiry of six (6) calendar months after the appointment of the New Board, an election will be held for a new Chairman. All members of the New Board shall then be entitled to stand for the position of Chairman, save that each New Board member shall not be entitled to vote for his or her own election to that position.

(c) The structure of the New Board shall remain in place until the later of (i) the expiration of the Exercise Period or (ii) the approval of a valid resolution of shareholders (not in violation of Section 7.5(g) hereof) voting at a shareholders meeting, convened and conducted in accordance with Dutch law and as otherwise provided in Section 7.5 hereof. Except with respect to the one director appointed to the New Board jointly by both the Principal Shareholders and by the Ad Hoc Committee (or after the Effective Date, by a majority of the entities that were, prior to the Effective Date, members of the Ad Hoc Committee) pursuant to Section 7.5(a)(iii) hereof, should for any reason any member of the New Board vacate office, then two alternate nominees will be offered for election, and one will be elected to fill the vacancy, in accordance with the structure of the New Board set forth in this Agreement, subject to the provisions of Section 7.5(d) hereof.

(d) If, at any time after the Effective Date but before the Valuation Date, the Principal Shareholders or their controlled Affiliates, taken together, cease to beneficially own at least 75% of the Ordinary Shares of the Company beneficially owned by the Principal Shareholders jointly on the Effective Date, then the Principal Shareholders shall no longer have the right to appoint directors to the New Board as provided in Section 7.5(a)(ii) hereof, and such directors appointed by the Principal Shareholders may be replaced at a general meeting of the Company’s shareholders called by the New Board or otherwise as provided under applicable Dutch law, and such new directors shall be nominated and elected by a determination of a majority of the Company’s shareholders at any such general meeting of shareholders as provided under applicable Dutch law.

(e) The New Board will meet, either telephonically or in person, at least monthly for an initial period of six months and at least quarterly thereafter unless otherwise agreed. Suitable compensation for members of the New Board will be agreed from time to time and all reasonable expenses reimbursed.

(f) From the Effective Date, except as set forth in this Agreement or may be required by applicable Law, matters to be determined by the Company’s Board of Directors and/or its shareholders shall not be subject to supermajority or similar rights.

(g) From the Effective Date until the expiration of the Exercise Period, (x) the Company, (y) each of SLS, SLT and (z) each Consenting Noteholder for so long as it either owns, or has the entitlement to vote in respect of, any Restructuring Shares, shall not act, whether alone or in concert with any other Person, advise, assist or encourage any other Person to act in a manner which could reasonably be expected to frustrate or adversely affect the corporate governance structure of the New Board as contemplated in this Agreement, including, but not limited to, the provisions herein and in the Articles of Association of the Company related to weighted membership.

7.6    Supermajority Board Approval. Subject to the statutory requirements of Dutch law (including, without limitation, approval of a resolution of the General Meeting of shareholders to amend the Articles of Association to that effect), except for any matters which may otherwise relate to the Amended Senior Bank Credit Facility, certain actions taken by the Company prior to the Exercise Period and until the expiration of the Exercise Period (or earlier exercise of all Exchange Warrants) shall require the affirmative vote of at least five of the seven members of the Board of Directors of the Company for approval, which actions shall be limited to, the following:

(a) acquisition or disposition of material assets, recapitalization, transformation, spin-off, consolidation, merger or reorganization or sale of the Company;

(b) any material borrowing, to the extent not provided for in the Management Business Plan, dated as of 19 April 2002 ( the “Management Business Plan”);

(c) declaration or payment of dividends or other distributions or formulation of a change to the general policy with respect to declaration or payment of dividends;

(d) any transaction with any related third party or Affiliate;

(e) proposed amendments to the Company’s Articles of Association;

(f) convening general meetings of shareholders and determining the items on the agenda thereof, either on its own accord or, amongst others, upon request of one or more shareholders; and

(g) issuance of additional securities by the Company other than options issued pursuant to the Management Share Incentive Plan as provided herein.

7.7    Additional Consenting Noteholder Actions.

(a) The Ad Hoc Committee is hereby irrevocably and unconditionally designated by each of the Consenting Noteholders as their representatives (other than Consenting Noteholders themselves Committee members) to act for and represent the Consenting Noteholders with respect to all matters arising out of, or related to, this Agreement or the Restructuring Documents, as well as matters which require notice to be given to the Consenting Noteholders or where any determination, waiver or amendment is required by the Consenting Noteholders under this Agreement or any Restructuring Documents. The designation of the Ad Hoc Committee made pursuant to this Section shall terminate upon the Effective Date.

(b) Each Consenting Noteholder hereby unconditionally and irrevocably appoints Cadwalader, Wickersham & Taft (and as necessary, their designated Dutch and German counsel, Loyens & Loeff and Haarmann, Hemmelrath & Partner, respectively) as such Consenting Noteholder’s agent, proxy and attorney-in-fact, with full power of substitution, for all purposes set forth in this Agreement and any Restructuring Documents, including the full power and authority on such Person’s behalf to (i) execute on such Consenting Noteholder’s behalf any agreement or document related to the Restructuring, (ii) vote in any proceeding in accordance with such Consenting Noteholder’s obligations herein, (iii) give and receive all notices required to be given under this Agreement and any Restructuring Documents and (iv) take any and all additional action as is contemplated to be taken by the Consenting Noteholder by the terms of this Agreement and any Restructuring Documents.

7.8    Additional Actions of SLT and SLS. If the payment of the exercise price of the Exchange Warrants up to a total of EUR 50,000 by the Company as contemplated in Section 4.2(b) hereof results in any adverse tax consequence for the Company, SLT and SLS shall indemnify the Company for the amount of any losses directly related to any such adverse tax consequence, provided, however, in the event that, prior to the payment of such exercise price, it is determined that such adverse tax consequence for the Company, either individually or in the aggregate, is likely to arise that exceeds EUR 50,000, then the Company shall not pay the exercise price of the Exchange Warrants on behalf of the holders of the Exchange Warrants as provided in Section 4.2(b) hereof, and neither SLT or SLS shall have any indemnification obligation to the Company. In addition, each of SLT and SLS agree to waive any claim which they may have (acting either singly or together) against the Company directly relating to the payment of the exercise price of the Exchange Warrants by the Company as provided in Section 4.2(b) hereof.

ARTICLE VIII

TERMINATION AND RETURN OF RIGHTS

8.1    Termination of Agreement. This Agreement may be terminated as follows:

(a) at the election of the Ad Hoc Committee at any time after 26 September 2002 should any of the Company, SLT or SLS not execute the Agreement by sending their signature page(s) to the Company by 25 September 2002;

(b) at the election of either the Company, SLT or SLS at any time after 26 September 2002 should for any reason signatures not have been obtained upon the Restructuring Agreement from Consenting Noteholders representing at least 75% of the total value of all claims of the holders of the Notes, in accordance with the condition precedent set forth in Article I hereto;

(c) at the election of any of the Company, the Ad Hoc Committee, SLT or SLS on the Termination Date if the Effective Date has not occurred on that date; provided that the terminating party is not in breach of any of its obligations hereunder;

(d) prior to the Effective Date, by mutual written consent of the Company, the Ad Hoc Committee, SLT and SLS;

(e) prior to the Effective Date, by the Company or the Ad Hoc Committee if there shall be in effect a final non-appealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the Company shall promptly appeal any adverse determination which is not non-appealable (and pursue such appeal with reasonable diligence);

(f) at the election of any of the Company, the Ad Hoc Committee, SLT or SLS if, from the date hereof, the Company receives notice of a default under the Senior Bank Credit Facility or Amended Senior Bank Credit Facility, as applicable, which allows the Senior Bank Creditors to implement any enforcement, acceleration or other action against any company in the IFCO Group in relation to any obligations of any of those companies to the Senior Bank Creditors under the Senior Bank Credit Facility or Amended Senior Bank Credit Facility, as applicable;

(g) at the election of the Ad Hoc Committee if, prior to 17 October 2002 the Senior Bank Creditors have not both (i) consented to the Restructuring; and (ii) entered into an Amended Senior Bank Credit Facility with, among others, the Company, both in form and substance, in respect of (i) and (ii) respectively, satisfactory to the Ad Hoc Committee;

(h) at the election of any of the Company, the Ad Hoc Committee, SLT or SLS if either the Company, or any other company in the IFCO Group enters into any insolvency proceedings, whether voluntary or involuntary, in either the Netherlands, Germany or the United States or any other jurisdiction (including any winding up petition, bankruptcy, pre-packaged transaction and/or re-organization executed via an insolvency process, or any composition with creditors) whether undertaken alone, or in conjunction with any other bankruptcy proceedings referred to herein, save as may form part of the Restructuring Steps and/or which enjoy the written support of each of the parties hereto as the means to effect the Restructuring or the Restructuring Steps provided, however that the terminating party is not in breach of its obligations hereunder;

(i) upon the Effective Date (except for the obligations of the parties hereunder that, by their terms, survive beyond the Effective Date);

And at the written direction of the Ad Hoc Committee (or its successor):

(j) if the Company breaches in any material respect its respective representations, warranties or covenants set forth in this Agreement, provided that the terminating party is not in breach of its obligations hereunder; or

And at the written direction of the Company, SLT or SLS:

(k) if one or more of the Consenting Noteholders breaches in any material respect its respective representations, warranties or covenants set forth in this Agreement, and as a result, Consenting Noteholders representing less than 75.1% of the aggregate principal amount of the Notes outstanding are in compliance in all material respects with the terms and provisions of this Agreement, provided that the terminating party is not in breach of its obligations hereunder.

8.2    Return of Rights. In the event of termination of this Agreement by any party hereto as permitted pursuant to subparagraph (a), (b), (c), (d), (e), (f), (g), (h), (j) and (k) of Section 8.1 hereof, the parties hereto agree that the rights of the parties hereto shall be returned to the same as prior to the entering into of this Agreement, despite one or more of the Restructuring Steps having been completed. For the avoidance of doubt, in the event of termination pursuant to subparagraphs (a), (b), (c), (d), (e), (f), (g), (h), (j) and (k) of Section 8.1 prior to the Effective Date, the Consenting Noteholders shall retain their Notes and maintain any rights and remedies available to them under the Indenture, applicable Law or otherwise with respect to any Default (as defined in the Indenture) that may have occurred at any time prior to such an event and which Default has not been waived or otherwise cured.

8.3    Procedure upon Termination. In the event of termination and abandonment of this Agreement by any party hereto pursuant to sub-paragraph (a), (b), (c), (d), (e), (f), (g), (h), (j) and (k) of Section 8.1 hereof, written notice thereof shall forthwith be given to the other parties as detailed in Section 9.11 hereof, and this Agreement and the obligations of each of the parties hereto shall terminate, and the transactions contemplated hereunder shall be abandoned, without further action by any of the parties hereto.

8.4    Effect of Termination. In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to any of the other parties hereto; provided, however, that nothing in this Section 8.4 shall relieve any party hereto of any liability for a breach of this Agreement or as arises under Sections 9.3, 9.4 or 9.5 hereof.

ARTICLE IX

MISCELLANEOUS

9.1    Certain Definitions.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Article IX (such definitions and the other defined terms used in this Agreement to be equally applicable to both the singular and plural forms of the terms herein defined):

“1933 Act” shall mean the U.S. Securities Act of 1933, as amended.

“1934 Act” shall mean the U.S. Securities Exchange Act of 1934, as amended.

“Ad Hoc Committee” shall mean Abbey National Treasury Services, Aberdeen Asset Managers Limited, DWS Investments SA, Invesco Asset Management Limited, Investec Asset Managers Limited, JO Hambro Capital Management Group, JP Morgan Chase Bank, M & G, Merrill Lynch Investment Management and Morley Fund Management Limited, all of which are hereby designated by each of the Consenting Noteholders as their representatives to act for and represent the Consenting Noteholders with respect to all matters arising out of or related to this Agreement and any Restructuring Documents which specify that the Ad Hoc Committee may so act, as well as matters which require notice to be given to the Consenting Noteholders under this Agreement and any of the Restructuring Documents.

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person.

“Amended Senior Bank Credit Facility” shall mean the amended Senior Bank Credit Facility agreement which shall be negotiated by the Company with the Senior Bank Creditors upon terms satisfactory to the Ad Hoc Committee.

“Arbitrator” shall have the meaning as set forth in Section 4.5.

“Articles of Association” shall mean the articles of association of the Company.

“Asset Sale” shall mean any direct or indirect sale, issuance, conveyance, assignment, transfer, lease, or other disposition (including any sale and lease-back transaction), other than to the Company or any of its Material Subsidiaries, in any single transaction or series of related transactions.

“Board of Directors” shall mean the board of directors of the Company.

“Business Day” shall mean any day of the year on which national banking institutions in New York, New York; London, England; Frankfurt, Germany; or Amsterdam, the Netherlands are open to the public for conducting business and are not required or authorized to close.

“Businesses” shall have the meaning set forth in Section 2.2 herein.

“Capital Stock” shall mean, with respect to any Person, any and all shares, interests, participations, or other equivalents (however designated and whether or not voting) of corporate stock, partnership or limited liability company interests, or any other participation, right or other interest in the nature of an equity interest in such Person including, without limitation, Common Stock and Preferred Stock of such Person, or any option, warrant, or other security convertible into any of the foregoing.

“Capitalized Lease Obligations” shall mean with respect to any Person, indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

“Chapter 11 Proceeding” shall have the meaning set forth in Section 4.10.

“Common Stock” of any Person shall mean all Capital Stock of such Person that is generally entitled (i) vote in the election of directors of such Person or (ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers, or others that will control the management and policies of such Person.

“Consenting Noteholders” shall mean a Person a party hereto who has the right to vote and to direct the disposition of one or more of the Notes.

“Consolidated Interest Expense” shall mean, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption “interest expense” or any like caption on an income statement for such Person and its material subsidiaries on a consolidated basis including, but not limited to:

(i) Redeemable Dividends, whether paid or accrued, on Preferred Stock;

(ii) imputed interest included in Capitalized Lease Obligations;

(iii) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(iv) the net costs or profits associated with Hedging Obligations;

(v) amortization of other financing fees and expenses;

(vi) the interest portion of any deferred payment obligation;

(vii) amortization of discount or premium, if any;

(viii) interest-equivalent costs associated with any Permitted Receivables Financing, whether accounted for as interest expense or loss on the sale of Receivables and Related Assets (factoring); and

(ix) all other non-cash interest expense (other than interest amortized to cost of sales);

plus, without duplication, (i) all net capitalized interest for such period, (ii) all interest incurred or paid under any guarantee of indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, and (iii) the amount of all dividends or distributions paid on Disqualified Capital Stock (other than dividends paid or payable in shares of Capital Stock of the Company that does not constitute Disqualified Capital Stock).

“Consolidated Net Income” shall mean, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its material subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however that there shall be excluded therefrom:

(i) extraordinary or exceptional gains and losses, including, but not limited to, any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its material subsidiaries other than in the ordinary course of business; and

(ii) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued).

“Current Shareholders” shall mean the existing (as of the date of this Agreement) holders of the Company’s Ordinary Shares, together with holders of existing options, warrants and other instruments of the Company.

“Disqualified Capital Stock” shall mean any Capital Stock of a Person or a material subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable solely at the option of the holder thereof.

“Dutch Composition Proceedings” shall have the meaning set forth in Section 4.10.

“EBITDA” shall mean, with respect to any Person and its material subsidiaries, for any period, an amount equal to:

(a) the sum of:

(i) Consolidated Net Income for such period, plus

(ii) the provisions for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provisions for taxes utilized in computing net loss under Section (a) hereof, plus

(iii) Consolidated Interest Expense for such period, plus

(iv) depreciation for such period on a consolidated basis, plus

(v) amortization for such period on a consolidated basis, plus

(vi) any other non-cash items decreasing Consolidated Net Income for such period (other than any non-cash item requiring an accrual or reserve for cash disbursements in any future period), plus

(vii) all one-time, non-recurring losses, minus

(b) the sum of:

(i) all non-cash items increasing Consolidated Net Income for such period (other than any non-cash item that represents a reversal of an accrual or reserve initially recorded in anticipation of a cash disbursement to be made in a future period), all for such Person and its material subsidiaries determined on a consolidated basis in accordance with US GAAP (based in U.S. dollars or Euro);

(ii) all Granulate Sales; and

(iii) all one-time, non-recurring profits or gains.

“Effective Date” shall mean the date upon which the following conditions have been satisfied:

(a) if applicable, in the Proceedings Steps when:

(i) an office copy of the final and unappealable order from the Amsterdam Court approving a suspension of payments and akkoord in respect of the Company has been delivered to the Company and to the Ad Hoc Committee in accordance with this Agreement; and

(ii) an office copy of the final and unappealable order from the U.S. Bankruptcy Court approving a re-organization plan of IFCO Systems NA in respect of itself and its U.S. subsidiaries in Chapter 11 Proceedings has been delivered to the Company and to the Ad Hoc Committee in accordance with this Agreement.

(b) if applicable, in the Private Subscription Steps when a Private Subscription has opened, and closed, upon terms satisfactory both to the Company and to the Ad Hoc Committee.

“Equity Issuance” shall have the meaning as set forth in Section 4.3.

“Exchange Warrants” shall have the meaning as set forth in Section 4.2.

“Exercise Period” shall have the meaning as set forth in Section 4.2.

“GAAP” shall mean generally accepted accounting principles consistently applied as in effect in the United States.

“Granulate Sales” shall mean sales of RPC granulates as a result of the sales of broken RPCs. The Company uses the RPC granulate in the RPC manufacturing process.

“Governmental Body” shall mean any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hedging Obligations” shall mean, with respect to any Person, the net payment obligations of such Person under (a) interest rate swap agreements, interest rate capital agreements and interest rate collar agreements, and (b) other agreements or arrangements entered into in order to protect such Person against fluctuations in commodity prices, interest rates or currency exchange rates.

“IFCO Group” shall mean IFCO Systems N.V. and its Material Subsidiaries as listed on Schedule G attached hereto.

“IFCO Systems NA” shall mean IFCO Systems North America, Inc., the Company’s principal subsidiary in the United States.

“Indenture” shall mean the indenture dated as of 8 March 2000, as amended by the First Supplemental Indenture, dated as of 31 May 2000 and by the Second Supplemental Indenture, dated as of 8 September 2000 pursuant to which the Company issued the Notes.

“Indenture Amendments” shall mean certain amendments to the Indenture as set forth in Schedule B attached hereto and consented to by the Consenting Noteholders which shall enter into force on the Effective Date.

“Law” shall mean any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement.

“Liens” shall mean, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or any nature whatsoever.

“Management Business Plan” shall have the meaning as set forth in Section 7.6.

“Management Share Incentive Plan” shall have the meaning as set forth in Section 4.4.

“Market Method” shall have the meaning as set forth in Section 4.5.

“Material Subsidiaries” shall mean the companies listed in Schedule G attached hereto.

“Monthly Report” shall have the meaning as set forth in Section 7.2.

“Multiple Method” shall have the meaning as set forth in Section 4.5.

“Net Income” shall mean, with respect to any Person, for any period, the net income (loss) of such Person determined in accordance with GAAP.

“New Board” shall have the meaning as set forth in Section 7.5.

“Noteholders” shall mean beneficial holders of the Notes.

“Noteholders’ Board Representative” shall have the meaning as set forth in Section 7.2.

“Noteholders’ Board Representative CA” shall have the meaning as set forth in Section 7.2(c).

“Notes” shall mean the EUR 200,000,000 10.625% Senior Subordinated Notes due 2010 issued by the Company pursuant to the Indenture dated as of 8 March 2000, as amended by the First Supplemental Indenture, dated as of 31 May 2000 and by the Second Supplemental Indenture, dated as of 8 September 2000.

“Order” shall means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award.

“Ordinary Shares” shall mean the ordinary shares of the Company.

“Person” shall mean any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Pre-Effective Date Period” shall have the meaning as set forth in Section 7.1.

“Preferred Stock” shall mean any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions, or liquidation proceeds of such Person over the holders or other Capital Stock issued by such Person.

“Principal Shareholders” shall mean SLT and SLS, the Schoeller family entities owning in aggregate some 45.5% of the Company’s outstanding Ordinary Shares.

“Private Subscription” shall have the meaning as set forth in Section 4.11.

“Private Subscription Documents” shall have the meaning as set forth in Section 2.6.

“Private Subscription Steps” shall have the meaning as set forth in Section 4.11.

“Proceedings Orders” shall mean (i) a final and unappealable order of the Amsterdam Court approving a suspension of payments and akkoord in respect of the Company and (ii) a final and unappealable order of the U.S. Bankruptcy Court approving a re-organization plan of IFCO Systems NA in respect of itself and its U.S. subsidiaries under Chapter 11 of the U.S. Bankruptcy Code.

“Proceedings Steps” shall have the meaning as set forth in Section 4.10.

“Receivables and Related Assets” shall mean accounts receivable and instruments, chattel paper, obligations, general intangibles and other similar assets, in each case relating to such receivables, including interests in merchandise and goods, the sale or lease of which give rise to such receivable, related contractual rights, guarantees, insurance proceeds, collections, other related assets, and proceeds of all the foregoing.

“Receivables Subsidiary” shall mean one of the Company’s Subsidiaries which is established for the limited purpose of acquiring and financing Receivables and Related Assets and engaging in activities ancillary thereto.

“Redeemable Dividend” shall mean, for any dividend or distribution with regard to Preferred Stock, the quotient of the dividend or distribution divided by the difference between one and the maximum statutory federal or national income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

“Restructuring” shall mean the financial restructuring of the Company and its subsidiaries on the terms and subject to the conditions set forth in this Agreement, with such modifications as mutually agreed to by the Company, the Consenting Noteholders, SLT and SLS.

“Restructuring Conditions” shall have the meaning as set forth in Section 3.1.

“Restructuring Documents” shall mean all agreements, documents, instruments or certificates contemplated by this Agreement or to be executed by such Person in connection with the Restructuring Steps.

“Restructuring Shares” shall have the meaning as set forth in the Recitals.

“Restructuring Steps” shall mean the Proceedings Steps and the Private Subscription Steps, as applicable.

“Restructuring Trustee” shall mean a trustee acting on behalf of the Consenting Noteholders for the purpose of delivering the Restructuring Shares to the Consenting Noteholders by means of the Private Subscription.

“RPC” shall mean returnable plastic containers.

“Seller’s Notes” shall mean the US$6,625,000 9% Subordinated Promissory Note issued to William Haines in connection with the acquisition by Bromley Acquisition Company, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Company, of a number of pallet recycling businesses which now form part of the IFCO Group in the United States.

“Senior Bank Creditors” shall mean the syndicate of banks comprised of Bank One NA, Canadian Imperial Bank of Commerce, The Royal Bank of Scotland, Bank of Nova Scotia, Dresdner Bank AG (New York and Grand Cayman branches), National City Bank, Banque Paribas and Comerica Bank and represented by Bank One NA, as administrative agent.

“Senior Bank Credit Facility” shall mean the Second Amended and Restated Credit Agreement dated 31 December 2000 (as amended) between the Company and the Senior Bank Creditors.

“SLS” shall mean Schoeller Logistic Systems GmbH, a German limited liability company whose commercial registry number is HRB 136813.

“SLT” shall mean Schoeller Logistic Technologies Holding GmbH, a German limited liability company whose commercial registry number is HRB 130413.

“Subsidiaries” shall mean all of the direct and indirect subsidiaries of the Company.

“Term Sheet” shall mean the term sheet attached hereto as Schedule A hereto.

“Termination Date” shall mean (i) either (x) 31 December 2002, if the Restructuring is implemented other than by means of the Proceedings Steps, or (y) 1 May 2003, if the Restructuring is implemented by means of the Proceedings Steps, or in either case, such later date as may be selected by the Ad Hoc Committee, acting reasonably; or (ii) the date upon which this Agreement is terminated in accordance with its terms, whichever date is earlier.

“Third Party Investment Banks” shall have the meaning as set forth in Section 4.5.

“Third Supplemental Indenture” shall mean a supplemental indenture containing the Indenture Amendments referred to in Schedule B.

“U.S. Bankruptcy Code” shall mean title 11 of the United States Code §§101–1330.

“U.S. Subsidiaries” shall have the meaning as set forth in Section 4.10.

“Valuation Date” shall have the meaning as set forth in Section 4.5.

“Valuation Instructions” shall have the meaning as set forth in Section 4.5 and as attached at Schedule E hereto.

“Valuation Period” shall have the meaning as set forth in Section 4.5.

“WGM” shall have the meaning as set forth in Section 2.6.

9.2    1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995). The parties to this Agreement acknowledge that this Agreement is not a prospectus within the meaning of article 3.2(b) of the 1995 Act on the Supervision of the Securities Trade of the Netherlands. With regard to the offering and the announcement of the offering of Restructuring Shares by the Company to the Consenting Noteholders and the offering and the announcement of the offering of Exchange Warrants by the Company to the Principal Shareholders as contemplated in this Agreement, an exemption has been granted from the prohibition in article 3.1 of the 1995 Act on the Supervision of the Securities Trade of the Netherlands Act by the Netherlands Authority for the Financial Market (Autoriteit Financiële Markten).

9.3    Survival of Representations and Warranties. The parties hereto hereby agree that the representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and the Effective Date, regardless of any investigation made by the parties hereto.

9.4    Expenses. Each party hereto shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and execution of this Agreement and with its compliance with the terms of this Agreement; provided, however, that the Company shall pay or procure the payment of:

(a) the reasonable legal fees and disbursements of Cadwalader, Wickersham & Taft, legal advisors to the Ad Hoc Committee (and, as necessary, the Ad Hoc Committee’s designated Dutch and German counsel, Loyens & Loeff and Haarmann Hemmelrath & Partner, respectively) in connection with the Restructuring (on the terms and conditions of the engagement letter between the Company and Cadwalader, Wickersham & Taft, dated 25 April 2002);

(b) the reasonable fees and disbursements of the Ad Hoc Committee’s financial advisors, Houlihan Lokey Howard & Zukin Capital and Close Brothers Corporate Finance Limited, in connection with the Restructuring (on the terms and conditions of the engagement letter between the Company and Houlihan Lokey Howard & Zukin Capital and Close Brothers Corporate Finance Limited, dated 30 April 2002); and

(c) all other fees reasonably incurred by professionals as part of the Restructuring, including, but not limited to, Gleacher & Company, as financial advisors to the Company, Weil, Gotshal & Manges, as legal advisors to the Company, Commerzbank as sponsor and listing agent for the Restructuring Shares and its legal advisors, and the executive search firm to be selected by the Ad Hoc Committee to conduct a search for the Consenting Noteholders’ nominees to the New Board, in each case in accordance with the terms of engagement agreed in writing with them prior to the Effective Date.

Detailed transaction costs and estimates shall be provided to the Ad Hoc Committee as soon as reasonably practicable and in any event, prior to the signing of this Agreement.

9.5    Specific Performance. Each of the parties hereto acknowledges and agrees that the breach of this Agreement shall cause irreparable damage to such party and that it shall not have an adequate remedy at law. Therefore, the obligations of the parties hereto under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief shall be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

9.6    Further Assurances. Each of the parties hereto agrees to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

9.7    Submission to Jurisdiction; Consent to Service of Process.

(a) The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court sitting in New York City, or in the alternative within the State of New York, over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the mailing of a copy thereof in accordance with the provisions of Section 9.11 hereof.

9.8    Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Company, the Ad Hoc Committee (on behalf of Consenting Noteholders), SLT and SLS. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by applicable Law. In case of any dispute between this Agreement and the Term Sheet attached hereto as Schedule A, this Agreement shall prevail.

9.9    GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE WHOLLY PERFORMED IN SUCH STATE.

9.10    Headings. The Section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

9.11    Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by certified mail, return receipt requested, to the parties (and shall also be transmitted by facsimile to the Persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to the Company, to:

IFCO Systems N.V.
Zugspitzstrasse 15
D-82049 Pullach
Germany
Telephone: +49 89 744 91 244
Facsimile: +49 89 744 91 239
Attention: Karl Pohler, Michael Nimtsch

with a copy to:

Weil, Gotshal & Manges
One South Place
London EC2M 2WG
United Kingdom
Telephone: +44 (0)20 7903 1000
Facsimile: +44 (0)20 7903 0990
Attention: Stephen E. Jacobs, S. Wade Angus

If to (i) a particular Consenting Noteholder, to its address listed on the signature pages hereto, with a copy to, or (ii) all the Consenting Noteholders, to:

The Ad Hoc Committee of Noteholders of IFCO Systems N.V.
c/o Cadwalader, Wickersham & Taft
265 Strand
London WC2R 1BH
United Kingdom
Telephone: +44 (0)20 7170 8700
Facsimile: +44 (0)20 7170 8600
Attention: Andrew Wilkinson, Richard Nevins

If to Schoeller Logistic Technologies Holding GmbH, to:

Schoeller Logistic Technologies Holding GmbH
Zugspitzstrasse 15
D-82049 Pullach
Germany
Telephone: +49 89 744 91 100
Facsimile: +49 89 744 91 299
Attention: Christoph A. Schoeller

If to Schoeller Logistic Systems GmbH, to:

Schoeller Logistic Systems GmbH

Zugspitzstrasse 15
D-82049 Pullach
Germany
Telephone: +49 89 744 91 100
Facsimile: +49 89 744 91 299
Attention: Christoph A. Schoeller

9.12    Severability. If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

9.13    Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a party to this Agreement. Except as contemplated in Sections 2.2, 2.3 and 2.4 hereof, no assignment of this Agreement or of any rights or obligations hereunder may be made by any of the parties hereto (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void.

9.14    Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The word “including” shall mean including without limitation. The parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

9.15    Incorporation of Schedules. The Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

9.16    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same document.

[SIGNATURES BEGIN ON NEXT PAGE]

[RESTRUCTURING AGREEMENT SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

IFCO SYSTEMS N.V.

By:
Name:
Title:

By:
Name:
Title:

[RESTRUCTURING AGREEMENT SIGNATURE PAGE]

SCHOELLER LOGISTIC TECHNOLOGIES HOLDING GMBH

By:
Name: Title:

SCHOELLER LOGISTIC SYSTEMS GMBH

By:
Name: Title:

[RESTRUCTURING AGREEMENT SIGNATURE PAGE]

The undersigned hereby authorizes this Restructuring Agreement Signature Page (or a photocopy hereof, which shall be valid for all purposes) to be attached to the Restructuring Agreement dated as of 18 September 2002, or counterparts thereof.

Print name of Consenting Noteholder	Signature of Consenting Noteholder, if an individual

By:

If an entity, signature of authorized person signing on such Consenting Noteholder’s behalf

Record Address of Consenting Noteholder	Name: Print name of authorized person

City, State and Postal Code	Title: Title of authorized person

Country

The Consenting Noteholder shall also complete the following:

Notes owned:	Insert face amount of Notes owned:

EUR 200,000,000 10.625% Senior Subordinated Notes due 2010

Please provide details of the following (where known):

Custodian Name:

Custodian Address:

Clearing system through which Notes are held (please delete as applicable):

Euroclear / Clearstream / Depositary Trust Company (DTC)

SCHEDULE A

IFCO Systems N.V.

Restructuring Term Sheet

CONFIDENTIAL

THIS DOCUMENT DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER FOR PURCHASE, SALE OR SUBSCRIPTION OF OR SOLICITATION OR INVITATION OF ANY OFFER TO BUY, SELL OR TO SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION, NOR SHALL IT OR ANY PART OF IT FORM THE BASIS OF OR BE RELIED ON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IN PARTICULAR, THIS DOCUMENT (A) DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER TO PURCHASE, OFFER TO SELL, SUBSCRIBE, SOLICIT, OR INVITE ANY OFFER TO PURCHASE, SELL, SUBSCRIBE OR SOLICIT FOR ANY SECURITIES UNDER ANY APPLICABLE SECURITIES LAWS OF EITHER THE NETHERLANDS AND/OR THE REPUBLIC OF GERMANY; AND (B) SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES WITHIN THE UNITED STATES OR WITH RESPECT TO ANY U.S. PERSON. ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY IN THE UNITED STATES IN RESPECT OF U.S. PERSONS WILL BE MADE IN ACCORDANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO ONE OR MORE EXEMPTIONS FROM REGISTRATION THEREUNDER.

THIS DOCUMENT IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM (II) FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTIONS ORDER 2001 (THE “ORDER”) OR (III) FALL WITHIN ARTICLE 49(2) (A) TO (D) OF THE ORDER AND TO THE ‘RELEVANT PERSONS’ AS PRESCRIBED THEREIN. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS DOCUMENT APPLIES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THE DISTRIBUTION OF THIS DOCUMENT IN OTHER JURISDICTIONS MAY BE RESTRICTED BY LAW, AND PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. BY ACCEPTING THIS DOCUMENT YOU AGREE TO BE BOUND BY THE FOREGOING INSTRUCTIONS.

Introduction

IFCO Systems N.V. (the “Company”) has entered into a Second Amended and Restated Credit Agreement dated 31 December 2000 (as amended) (the “Senior Credit Facility”) with a number of bank creditors (the “Senior Bank Creditors”) identified herein and represented by Bank One NA, as administrative agent (the “Administrative Agent”). The Senior Credit Facility includes, among other things, a term loan facility (the “Term Loan”) and a revolving credit facility (the “Revolver”). The Company, together with certain of its subsidiaries (the “IFCO Group”) have guaranteed the debts and obligations owed to the Senior Bank Creditors under the Senior Credit Facility by means of a Guarantee and Collateral Agreement dated 8 March 2000, as amended (the “GCA”) and related security documentation.

The Company has also issued EUR 200 million 10.625% Senior Subordinated Notes due 2010 (the “Notes”). Each of the Notes has been guaranteed by a number of companies in the IFCO Group (together the “Subsidiary Guarantors”).

On 25 August 2000, Bromley Acquisition Company, Inc, a Delaware corporation, (“Bromley”) issued a US$6,625,000 9% Subordinated Promissory Note (the “Seller’s Notes”) to William Haines in connection with Bromley’s acquisition of a number of pallet recycling businesses which now form part of the IFCO Group. Bromley is one of the IFCO Group’s U.S. subsidiaries and is a guarantor under the Notes.

This term sheet (the “Term Sheet”) sets out the basis upon which the Ad Hoc Committee of Noteholders (the “Ad Hoc Committee”) are prepared to carry out a restructuring (the “Restructuring”) of the Notes and assumes that the existing (as of the date hereof) ordinary equity holders of the Company (the “Current Shareholders”) approve, as required under applicable Dutch law, the Restructuring on the terms set out herein and that the Restructuring will be supported by the Company’s board of directors (the “Board”).

The Term Sheet is an agreement in principle and is not intended to create legally binding obligations. The Restructuring contemplated in this Term Sheet remains subject to the execution of definitive documentation, approval by the Senior Bank Creditors, and the Restructuring remains subject to the sanction of the requisite number of Noteholders referred to under “Noteholder Undertakings” below and the support of the Schoeller family entities owning in aggregate some 45.5% of the Company’s outstanding voting shares (the “Principal Shareholders”). Accordingly, this Term Sheet should not be regarded as an offer to any party which is capable of acceptance by any means.

The Ad Hoc Committee has retained Houlihan Lokey Howard & Zukin Capital and Close Brothers Corporate Finance Limited (“Houlihan Close”) as its joint financial advisors to assist it in the Restructuring. The Ad Hoc Committee is also advised on the legal issues involved with the proposed Restructuring by Cadwalader, Wickersham & Taft (“CWT”) and CWT’s Dutch and German counsel, Loyens Loeff and Haarmann Hemmelrath & Partner, respectively.

The Ad Hoc Committee’s professional advisors are not advising the Company, the Senior Bank Creditors nor any of their professional advisors, and make no representation or warranty, whether express or implied, with respect to the completeness or accuracy or any information contained in this Term Sheet or otherwise provided to Noteholders.

Detailed Terms for the Restructuring

The Company:	IFCO Systems N.V.

The Issuer:	IFCO Systems N.V.

Subsidiary Guarantors:	Each of the companies in the IFCO Group which have guaranteed the Issuer’s obligations under the Notes.

Senior Bank Creditors:
The syndicate of banks comprising Bank One NA, Canadian Imperial Bank of Commerce, The Royal Bank of Scotland, Bank of Nova Scotia, Dresdner Bank AG (New York and Grand Cayman branches), National City Bank, Banque Paribas and Comerica Bank.

Administrative Agent:	Bank One, NA.

Noteholders:	Beneficial holders of the Notes.

Restructuring:
Notes: The Notes (including all accrued interest) will be exchanged for ordinary shares of the Company representing on a primary basis 90% of the issued ordinary share capital of the Company immediately following the Restructuring in accordance with the terms and subject to the conditions of this Term Sheet and the Restructuring Agreement to which this Term Sheet shall be annexed.

Senior Bank Creditors: The Senior Bank Creditors will remain unimpaired in all respects with the existing security package remaining unchanged. The Company will use its reasonable best efforts to agree to appropriate terms with the Senior Bank Creditors to ensure adequate credit facilities and working capital are available to the IFCO Group for the twelve (12) month period following closing of the Restructuring on such terms as are reasonably satisfactory to the Ad Hoc Committee.

Capital Lease Providers: All capital lease obligations will remain unaffected by the proposed Restructuring and will be paid in full as such claims become due and payable.

Schoeller Wavin Systems AG (“SWS”): Management of the Company will use its reasonable best efforts to renegotiate more favorable terms of the payment agreement with SWS, subject to the consent of the Ad Hoc Committee (or its successors) which shall not be unreasonably withheld.

Seller’s Notes: The Company is in the process of negotiating a settlement with the holders of the Seller’s Notes. The Company will pursue the most economical option of either (i) purchasing the Seller’s Notes at a significant discount to their face value, or (ii) discharging the Seller’s Notes through a Chapter 11 proceeding under the U.S. Bankruptcy Code. The cost and terms of any such settlement or the terms of any such discharge in a Chapter 11 proceeding shall be subject to the consent of the Ad Hoc Committee, which consent shall not be unreasonably withheld.

General Unsecured Obligations:All other general unsecured and unsubordinated creditors of the Company, other than the Noteholders, will remain unaffected by the proposed Restructuring and will be paid in full as such claims become due and payable. The Noteholders agree to waive any claims they may otherwise have in relation to the IFCO Group paying all general unsecured creditors other than the Noteholders in connection with the Restructuring Steps (as defined herein).

Ordinary Equity: The Current Shareholders will be diluted to hold 10% of the issued ordinary share capital of the Company immediately following the Restructuring in accordance with the terms and subject to the conditions of this Term Sheet and the Restructuring Agreement to which this Term Sheet shall be annexed.

In addition, the Current Shareholders will be issued with a single tranche of freely transferable and assignable warrants (the “Exchange Warrants”) that shall be convertible into up to 25% of the ordinary shares of the Company. The Exchange Warrants will be exercisable for a period of 30 days immediately following determination of the equity valuation of the Company (the “Exercise Period”) (see “Valuation” below) with the equity over which the Exchange Warrants are exercisable to be determined as set out in Table A. The Current Shareholders will not be required to provide consideration to the Company in order to exercise the Exchange Warrants, except that if required by Dutch law, the exercise price shall be EUR 0.01 per share. For the avoidance of doubt, and assuming that no other securities are issued, the Current Shareholders will own 35% of the ordinary shares of the Company if all Exchange Warrants are converted into ordinary shares, but before the provision of 5% of the issued ordinary share capital of the Company for issuance pursuant to the management share incentive plan.

In the event of any one or more issuance of equity (the “Equity Issuance”), individually or in the aggregate exceeds 0.5% of the issued and outstanding equity of the Company immediately following closing of the Restructuring, Table A will be adjusted as follows:

Each number in Columns 3 and 4 will be multiplied by a factor equal to X/(X+Y) where X is the total number of shares post-exercise of Exchange Warrants as if the Equity Issuance had not occurred and Y is the number of shares issued pursuant to the Equity Issuance. Each number in Column 2 will be multiplied by a factor equal to (X+Y)/X where X is the total number of shares post-exercise of Exchange Warrants as if the Equity Issuance had not occurred and Y is the number of shares issued pursuant to the Equity Issuance.

An alternative structure to the warrant structure described above may be the issuance of Class B ordinary shares to its Current Shareholders which would be convertible into a certain number of Class A ordinary shares (the existing ordinary shares of the Company) at the Valuation Date based on the same economic and valuation parameters reflected in the ordinary share / warrant scheme described above.

The Company and the Ad Hoc Committee shall evaluate in good faith the merits of changing the warrant structure described above to an alternate Class A / Class B ordinary share structure for the Restructuring.

Existing Operations, Warrants and Other Instruments:
The Company agrees to use its reasonable best efforts to cancel, to the extent practicable, all options, warrants or any other instruments issued to any party by the Company on or prior to the completion of the Restructuring (the “Effective Date”). To the extent that such options, warrants or other instruments are not cancelled prior to the Effective Date or are not cancelled in consideration of grants of new options under the management share incentive plan, the Noteholders will be issued additional shares to preserve the value of their agreed 90% using an appropriate methodology to be mutually agreed upon in the definitive Restructuring Agreement.

Valuation:
As of the later of (i) 30 September 2005; and (ii) the third anniversary date following completion of the Restructuring (the “Valuation Date”), the Board will use the Market Method (as described below) to determine the equity value of the Company for the purposes of allocating additional equity.

The method for determining the Company’s equity value shall be to (i) take the daily weighted (by reference to volume) average share price for a period starting from 30 business days prior to the Valuation Date and ending 30 business days after the Valuation Date (the “Valuation Period”), (ii) multiply such share price by the average number of shares issued and outstanding throughout this period, and (iii) multiply the observed market value by the factor referenced in Table B of this Term Sheet (the “Market Method”).

Notwithstanding the foregoing, if a majority of the Board determines that there has been a suspicion of market manipulation during the Valuation Period, then the Board will also determine the Company’s equity value using the Multiple Method (as described below), and to the extent the Market Method differs from the Multiple Method by 10% or more, then the matter shall be referred by the Company to the President of the Institute of Chartered Accountants of England and Wales for the purposes of appointing a single arbitrator (the “Arbitrator”). If the variance between the Market Method calculation and the Multiple Method calculation is less than 10%, the Board shall allocate additional equity based on the equity value determined by the Market Method.

For the purposes of this Term Sheet, the equity valuation using the Multiple Method shall be calculated by (y) multiplying the reported EBITDA for the Company in the year ended on the Valuation Date by the multiple of 8 and (z) subtracting net indebtedness, which is calculated as all funded debt instruments (including capital leases and preference shares) less cash and cash equivalents (the “Multiple Method”).

Upon appointment, the Arbitrator shall commission and review the valuation opinions provided by three independent international investment banks (the “Third Party Investment Banks”). Each of the following three parties shall select one of the three Third Party Investment Banks: (i) the three directors appointed to the New Board (as defined herein) by the Ad Hoc Committee (or its successors), (ii) the three directors appointed to the New Board by the Principal Shareholders, and (iii) the Arbitrator. The Arbitrator shall allocate the additional equity based on equity valuation equal to the average of the valuation analyses of the three Third Party Investment Banks.

Prior to the Effective Date of the Restructuring, the Company, the Principal Shareholders and the Ad Hoc Committee shall agree on instructions to be provided to the three Third Party Investment Banks for use in preparing their valuation analysis (said instructions to be annexed to the definitive Restructuring Agreement), provided, however, that such instructions (a) will not include either a change of control premium or a strategic buyer premium in assessing the valuation, (b) will indicate that the purpose of said valuation analysis is to eliminate the effect of market manipulation on the Company’s equity which may impact the Market Method, (c) will indicate that any such valuation should be an equity valuation and not a per share valuation, and (d) will indicate that each respective valuation analysis must result in a single “point” valuation of the Company’s equity value and will be based on information that management of the Company would ordinarily make available to equity analysts.

Shareholders and Their Undertakings
The Current Shareholders shall be required to approve as required under applicable Dutch law (a) the increase of the Company’s share capital necessary to create sufficient share capital of the Company to enable the ordinary shares to be allotted to the Noteholders plus additional shares, as appropriate, to provide for the management incentive plan pursuant to the proposed Restructuring, (b) the reduction of the par value of the ordinary shares to EUR 0.01, and (c) any other necessary amendments to the Company’s Articles of Association to implement the Restructuring.

The Principal Shareholders shall be required to vote their shares in favor of the increase of the Company’s share capital described above and all other matters approved by the Current Shareholders in connection with the Restructuring in accordance with this Term Sheet and the Restructuring Agreement.

The Restructuring Agreement shall contain appropriate voting undertakings from the Principal Shareholders which shall ensure that if any such shareholder sells, assigns or otherwise conveys their respective shares in the Company, the transferee’s assumption of the undertakings shall be a condition of such a sale, assignment or conveyance of those shares, and the Principal Shareholders shall also procure that the transferee shall exercise its votes in favor of any resolutions in support of the Restructuring. In addition, in the formal undertakings, the Principal Shareholders shall disclose their identities and shareholdings.

All new shares issued will carry pre-emption rights. Prior to the issue of new shares it is presently intended that the number of shares will be reduced through a 10:1 consolidation of share capital (according to current estimates) and a concomitant reduction in nominal share capital, in accordance with Dutch law.

Noteholder Undertakings:
Holders of the Notes shall, to the extent permitted under the terms of the Indenture governing the Notes (the “Indenture”), agree to waive all defaults Arising under the Indenture pertaining to the Notes until the Effective Date of the Restructuring or the earlier termination of the Restructuring Agreement.

In addition and in effecting the Restructuring, holders of the Notes shall (i) consent to the removal and/or amendment of all material non-payment covenants in the Indenture; and (ii) agree not to declare or take any action to trigger any event of default resulting in an acceleration of the obligations of the Notes under the Indenture, until the Effective Date of the Restructuring or the earlier termination of the Restructuring Agreement.

Noteholders owning at least 75% of the Notes shall enter into formal undertakings committing them to support the Restructuring upon the terms and subject to the conditions specified herein and upon the terms and subject to the conditions of a Restructuring Agreement which will be signed by at least 75% of all Noteholders (“Consenting Noteholders”) and to which this Term Sheet shall be annexed. The Restructuring Agreement shall contain appropriate voting undertakings from Consenting Noteholders which shall ensure that if any such holder sells, assigns or otherwise conveys its respective claim, the transferee’s assumption of the undertakings shall be a condition of such a sale, assignment or conveyance of those claims. In addition, in the formal undertakings, the Consenting Noteholders shall disclose their identities and holdings of Notes.

Structure of Transaction:
The exchange of the Notes for ordinary shares will be implemented through a Dutch Akkoord to equitise the Notes in favor of the Noteholders and a filing of certain of the Company’s U.S. subsidiaries under Chapter 11 of the U.S. Bankruptcy Code (together, the “Proceedings Steps”). Should for any reason the number of Consenting Noteholders exceed 97% of the Notes, then the method of implementation of the Restructuring shall, as mutually agreed upon between the Company and the Ad Hoc Committee, be modified to include a voluntary exchange offer in respect of the Notes (the “Exchange Offer Steps”, and together with the Proceedings Steps, the “Restructuring Steps”), in place of the Dutch Akkoord and U.S. Chapter 11 filing referred to herein.

Management Undertakings:
The members of the Board of the Company and the boards of IFCO Systems GmbH and IFCO Systems North America Inc. shall take all requisite actions as may be necessary to effect the Restructuring and the Restructuring Steps.

Registration Requirements:
One or more registration exemptions for the new shares and Exchange Warrants will be availed of in the US and/or the UK, failing which registration will take place in the US and/or UK. In addition, customary resale registration rights will be provided to those holders requiring the same. In respect of the Netherlands and/or the Republic of Germany, the new shares and warrants will be issued in accordance with applicable local laws.

Listings:
Post-Restructuring, it is the intention of the Company to ensure that, to the extent practicable, the Company’s ordinary shares and Exchange Warrants, if appropriate, will be listed on the Frankfurt Stock Exchange or another stock exchange as is mutually agreed upon by the Ad Hoc Committee and the Principal Shareholders.

Information Rights:
Post-Restructuring, the Company will remain subject to (i) the periodic reporting requirements imposed by the Securities Exchange Act of 1934, as amended (the “1934 Act”), for as long as required under the rules and regulations promulgated under the 1934 Act, and (ii) the reporting requirements of the Frankfurt Stock Exchange, so long as the Company’s ordinary shares remain listed thereon.

Management Share Incentive Plan:
Prior to the Restructuring, the Company will provide for a management share incentive plan covering 5% of the Company’s fully diluted ordinary share capital immediately following the completion of the Restructuring. Options granted will be priced as agreed between management, the Board and the Ad Hoc Committee (or its successors). Other terms of the management share incentive plan, including numbers of options awarded and identities of recipients, will be proposed by the Board and agreed to by the Ad Hoc Committee, or agents of the Ad Hoc Committee, prior to the Restructuring.

Board Representation Rights:
Prior to the closing of the Restructuring but after the execution of the Restructuring Agreement by at least 75% of Consenting Noteholders, Consenting Noteholders shall have the right to appoint one member to the Company’s Board to monitor the Restructuring and Restructuring Steps, as is more particularized in the Restructuring Agreement to which this Term Sheet shall be annexed. The Noteholders’ Board representative shall be required to approve any material corporate actions proposed to be taken by the Company or any subsidiary that is not in accordance with this Term Sheet or the Restructuring Agreement. The Noteholders’ Board representative shall be entitled to serve on any committee of the Board, and shall also have a veto on actions proposed by any such committee.

The Principal Shareholders agree to approve any consequential amendments to the Company’s Articles of Association which may be required to make such veto rights effective in accordance with applicable Dutch laws (if any), prior to the closing of the Restructuring.

By the close of the Restructuring, the shareholders of the Company shall elect a new Board (the “New Board”). The New Board shall comprise seven directors in total. The Ad Hoc Committee (or its successors) shall appoint three directors to the New Board from among four nominees whose identities shall be provided to the Principal Shareholders for their selection. The Principal Shareholders shall appoint three directors to the New Board from among four nominees whose identities shall be provided to the Ad Hoc Committee (or its successors) for their selection. One director shall be appointed to the New Board jointly by both the Principal Shareholders and by the Ad Hoc Committee (or its successors) from among the present members of the Company’s management. Upon the closing of the Restructuring, Mr. Christoph Schoeller will be elected as Chairman of the New Board. Following the expiry of six (6) calendar months after the appointment of the New Board, an election will be held for a new Chairman. All members of the New Board shall then be entitled to stand for the position of Chairman, save that each New Board member shall not be entitled to vote for his own election to that position. This structure of the New Board shall remain in place until the later of the Exercise Period or other valid resolution of shareholders voting at a shareholders meeting, convened and conducted in accordance with Dutch law. The Ad Hoc Committee and the Principal Shareholders shall agree upon appropriate mechanisms and use their respective reasonable best efforts to ensure that this arrangement regarding Board representation is implemented in accordance with the statutory requirements of Dutch law. Following the closing of the Restructuring, except as set out below or may be required by applicable law, matters to be determined by the Company’s Board and/or its shareholders shall not be subject to supermajority or similar rights.

Supermajority Board Approval:
Subject to the statutory requirements of Dutch law, and save for any matters which may otherwise relate to any refinancing of the Senior Credit Facility, certain actions taken by the Company prior to the Exercise Period and until the exercise or expiration of the Exchange Warrants shall require the affirmative vote of at least 5 of the 7 Board members of the Company for approval, which actions shall be limited to, the following:

•	Acquisition or disposition of material assets, recapitalization, transformation, spin-off, consolidation, merger or reorganization or sale of the Company;

•	any material borrowing, to the extent not provided for in the Management Business Plan, dated as of 19 April 2002;

•	declaration or payment of dividends or other distributions or formulation of a change to the general policy with respect to declaration or payment of dividends;

•	proposed amendments to the Company’s Articles of Association; and

•	issuance of additional securities by the Company except warrants issued pursuant to any management compensation or Share Incentive Plans.

Advisory Fees:	All fees to the professionals incurred as part of the Restructuring shall be paid by the Company in accordance with the terms of engagement agreed in writing with them prior to the closing of the Restructuring. Detailed transaction costs and estimates shall be provided to the Ad Hoc Committee as soon as reasonably practicable and in any event, prior to the signing of the Restructuring Agreement contemplated by this Term Sheet.

Conditionality of Transaction:
Implementation of the Restructuring upon the principal terms herein specified is further subject to the satisfaction (or waiver by the Ad Hoc Committee) of the following conditions: (i) this agreement in principle by the Company, its principal shareholders and the Ad Hoc Committee of the terms set out herein by no later than 5 p.m. London time on Thursday, 27 June 2002; (ii) the Senior Bank Creditors agree to reinstate their borrowings in accordance with the terms of the Senior Credit Facility and do not accelerate any claim for payment under the Senior Credit Facility until the completion of the Restructuring Steps and the Senior Bank Creditors agree to a term sheet which will also be agreed upon by the Company and the Ad Hoc Committee; (iii) the successful commencement and implementation of the Restructuring Steps; (iv) the necessary resolutions having been adopted by the Current Shareholders and the Articles of Association having been amended to create the equity necessary to implement the Restructuring; (v) no material adverse tax consequences for the IFCO Group shall arise from the Restructuring; (vi) no termination and/or acceleration of any payment obligation of any contract of any company in the IFCO Group which could reasonably be expected to have a material adverse effect on the IFCO Group taken as a whole; and (vii) except for litigation known at the time of definitive documentation, no litigation is pending or threatened which if resolved in a manner adverse to the IFCO Group could reasonably be expected to cause a material adverse effect on the IFCO Group taken as a whole.

Share Allocation—Hypothetical Illustration:	See Table A for clarification of the allocation of equity following exercise of Exchange Warrants at the specified equity values.
Publicity:
Except as may be (i) required of the Company under applicable securities laws, including, but not limited to, the periodic reporting requirements imposed on the Company by the Securities Exchange Act of 1934, as amended, and (ii) required of the Company by the rules and regulations of any securities exchange or quotation system with which the Company complies, in each case on advice of counsel, the content and timing of any public disclosure of the terms of the Restructuring or the terms of the Term Sheet by the Company shall be mutually agreed in advance between the Ad Hoc Committee (or its successors) and the Company.

SCHEDULE B

INDENTURE AMENDMENTS

The proposed Indenture Amendments to the Indenture will be contained in a Third Supplemental Indenture. The following is a summary of the Indenture Amendments. Capitalized terms used but not defined in the following summary have the meanings assigned to them in the Indenture.

The Third Supplemental Indenture will, in substance, eliminate the following covenants and other provisions of the Indenture:

        Section 4.02            Provision of Financial Statements and Other Information;

        Section 4.03            Waiver of Stay, Extension or Usury Laws;

        Section 4.04            Compliance Certificate; Notice of Default; Tax Information;

        Section 4.05            Payment of Taxes and Other Claims;

        Section 4.06            Corporate Existence;

        Section 4.09            Maintenance of Properties and Insurance;

        Section 4.10            Limitation on Additional Indebtedness;

        Section 4.11            Limitation on Restricted Payments;

        Section 4.12            Limitation on Other Senior Subordinated Indebtedness;

        Section 4.13            Limitation on Certain Asset Sales;

        Section 4.14            Limitation on Transactions with Affiliates;

        Section 4.15            Limitation on Liens;

        Section 4.16            Limitation on Investments;

        Section 4.17            Change of Control Offer;

        Section 4.18            Limitation on Dividend and other Payment Restrictions Affecting Restricted Subsidiaries;

        Section 4.19            Limitation on Preferred Stock of Restricted Subsidiaries;

        Section 4.20            Limitation on Creation of Subsidiaries;

        Section 4.21            Limitation on Sale and Lease-Back Transactions; and

        Section 5.02            Successor Person Substituted.

The Indenture Amendments will, in substance, amend the following provisions contained in the Indenture:

Section 5.01 of the Indenture, entitled “Limitation on Consolidation, Merger and Sale of Assets,” will be amended to delete clause (3), which requires that, after giving effect to a consolidation or merger of the Company or one of its Restricted Subsidiaries into another person or the conveyance, transfer or lease of all or substantially all of the assets by the Company or such Restricted Subsidiary to any other person or merger of another person with or into the Company or such Restricted Subsidiary, either the Company, the Restricted Subsidiary or the successor entity be able to incur at least EUR 1.00 of additional Indebtedness.

Section 6.01 of the Indenture, entitled “Events of Default,” sets forth the Events of Default with respect to the Notes. The Indenture Amendments will eliminate the following Events of Default in the Indenture:

Section 6.01(c)            Continuing failure to comply with certain covenants;

Section 6.01(d)            Failure to pay principal amount of Indebtedness; and

Section 6.01(e)            Final, non-appealable judgments.

Section 9.04 of the Indenture, entitled “Conditions to Defeasance or Covenant Defeasance,” will be amended to delete Section 9.04(b), which currently requires the delivery of an opinion of counsel to the Trustee prior to the Company claiming Legal Defeasance or Covenant Defeasance.

The Indenture Amendments will constitute a single proposal and a Consenting Noteholder must consent to the Indenture Amendments in their entirety and may not consent selectively with respect to certain Indenture Amendments.

The Indenture Amendments will be effected by a Third Supplemental Indenture, which will be executed at or promptly following the date the requisite consents have been obtained. Although the Third Supplemental Indenture will be executed at or promptly following the date the requisite consents have been obtained, the Indenture Amendments will not become operative until the Effective Date.

SCHEDULE C

EQUITY OVER WHICH THE EXCHANGE WARRANTS ARE EXERCISABLE

Number of shares over which Exchange Warrants may be exercised123	Exercisable if Equity Value equals or falls between[4]	Noteholder Shareholding post- exercise of Exchange Warrants	Current Shareholder Shareholding post-exercise of Exchange Warrants

1.1	€310,000,000 and €329,999,999	89.0%	11.0%

2.3	€330,000,000 and €349,999,999	88.0%	12.0%

3.4	€350,000,000 and €369,999,999	87.0%	13.0%

4.7	€370,000,000 and €389,999,999	86.0%	14.0%

5.9	€390,000,000 and €409,999,999	85.0%	15.0%

7.1	€410,000,000 and €429,999,999	84.0%	16.0%

8.4	€430,000,000 and €449,999,999	83.0%	17.0%

9.8	€450,000,000 and €469,999,999	82.0%	18.0%

11.1	€470,000,000 and €489,999,999	81.0%	19.0%

12.5	€490,000,000 and €509,999,999	80.0%	20.0%

14.6	€510,000,000 and €529,999,999	78.5%	21.5%

16.9	€530,000,000 and €549,999,999	77.0%	23.0%

19.2	€550,000,000 and €569,999,999	75.5%	24.5%

21.6	€570,000,000 and €589,999,999	74.0%	26.0%

24.1	€590,000,000 and €609,999,999	72.5%	27.5%

26.8	€610,000,000 and €629,999,999	71.0%	29.0%

29.5	€630,000,000 and €649,999,999	69.5%	30.5%

[1]
For the avoidance of doubt, the proportion of equity over which Exchange Warrants may be exercised will be the specific amount set out in the schedule above and will not be a cumulative amount for valuation ranges up to the determined valuation.

[2]	Assumes there are 100 shares issued and outstanding immediately following the closing of the Restructuring with Current Shareholders holding 10 shares and Noteholders holding 90 shares.
[3]
For the avoidance of doubt, numbers in this column have been rounded to one decimal place. The true number of shares shall be calculated more accurately by reference to the exact percentages as set out in the final two columns of this table.

[4]
In the event that (x) the Restructuring is implemented by means of a Private Subscription and (y) any Notes are not exchanged pursuant to a Private Subscription on or prior to the Effective Date, then the values in this column shall be reduced by the lower of (i) the face value of the Notes outstanding and not exchanged pursuant to a Private Subscription plus all accrued and unpaid interest thereon as of the Valuation Date, or (ii) the aggregate cash amount, or, in the case of non-cash consideration, the fair market value of such consideration as of the date of the exchange of such Notes, used between the Effective Date and the Valuation Date to redeem or otherwise extinguish any Notes not exchanged pursuant to a Private Subscription on or prior to the Effective Date.

Number of shares over which Exchange Warrants may be exercised123	Exercisable if Equity Value equals or falls between[4]	Noteholder Shareholding post- exercise of Exchange Warrants	Current Shareholder Shareholding post-exercise of Exchange Warrants

32.3	€650,000,000 and €669,999,999	68.0%	32.0%

35.3	€670,000,000 and €689,999,999	66.5%	33.5%

38.5	Above €690,000,000	65.0%	35.0%

SCHEDULE D

MARKET METHOD FACTORS

Total Equity Value	Noteholders Value	Old Equity Value	Observable Market Value[5]	Gross-Up Multiple[6]

300	270	30	300.00	1.0000

320	284	36	315.56	1.0141

340	298	42	331.11	1.0268

360	312	48	346.67	1.0385

380	326	54	362.22	1.0491

400	340	60	377.78	1.0588

420	352	68	391.11	1.0739

440	364	76	404.44	1.0879

460	376	84	417.78	1.1011

480	388	92	431.11	1.1134

500	400	100	444.44	1.1250

520	407	113	452.22	1.1499

540	414	126	460.00	1.1739

560	421	139	467.78	1.1971

580	428	152	475.56	1.2196

600	435	165	483.33	1.2414

620	439	181	487.78	1.2711

640	443	197	492.22	1.3002

660	447	213	496.67	1.3289

680	451	229	501.11	1.3570

700	455	245	505.56	1.3846

[5]
To the extent that an Observable Market Value lies between two specified values, the Gross-Up Multiple shall be determined by linearly interpolating between the two Gross-Up Multiples corresponding to the two Observable Market Values between which the actual Observable Market Value lies.

[6]	Shown as to four decimal places.

SCHEDULE E

VALUATION INSTRUCTIONS TO THE THIRD PARTY INVESTMENT BANKS

1. Introduction

(a) This document constitutes the instructions (the “Instructions”) to the three independent international investment banks (the “Third Party Investment Banks”) for use in preparing their written analyses as to the equity valuation of IFCO Systems N.V. (the “Company”) as is more particularly described in the Restructuring Agreement, dated as of 18 September 2002, among the parties signatories thereto (the “Restructuring Agreement”).

(b) These Instructions have been agreed by the Company, the Schoeller family entities owning in aggregate some 45.5% of the Company’s outstanding voting shares (the “Principal Shareholders”) and the Ad Hoc Committee of Noteholders (the “Ad Hoc Committee”) of the Company’s EUR 200 million 10.625% Senior Subordinated Notes due 2010 (the “Notes”).

(c) Capitalized terms used in the Instructions and not defined herein shall have the meanings as defined in the Restructuring Agreement.

2. Timetable

The three Third Party Investment Banks will each report their findings in writing (the “Written Valuation Opinions”) to the Arbitrator as defined herein within a period of four weeks from the commencement of their appointment. This period of four weeks shall only be extended by the Arbitrator acting in consultation with the Company’s board of directors (the “Board”).

3. Background

(a) Pursuant to the Restructuring Agreement, as of the earlier of (i) 31 October 2005 and (ii) the third anniversary of the Effective Date (the “Valuation Date”), the Board agrees to use the Market Method (as described below) to determine the equity value of the Company for the purposes of allocating up to 25% through exchange warrants (the “Exchange Warrants”), provided, that the Restructuring is effected by means of a Private Subscription, and none of the Proceeding Steps are taken or implemented in the Restructuring (as such terms are defined in the Restructuring Agreement). Notwithstanding anything to the contrary set forth earlier in this Section 3(a), in the event the Restructuring is effected by means of the Proceedings Steps (as defined in the Restructuring Agreement), then the Valuation Date shall be the third anniversary of the Effective Date.

(b) The method for determining the Company’s equity value agreed to (i) take the daily weighted (by reference to volume) average share price for a period starting from 30 business days prior to the Valuation Date and ending 30 business days after the Valuation Date (the “Valuation Period”), (ii) multiply such share price by the average number of shares issued and outstanding throughout this period, and (iii) multiply the observed market value (derived from multiplying subsection (i) of this clause by subsection (ii) of this clause, which is the “Observable Market Value” in Schedule D) by the “Gross-Up Multiple” factor referenced in Schedule D to the Restructuring Agreement (the “Market Method”).

(c) Notwithstanding the foregoing, the Restructuring Agreement provides that if a majority of the Board determines that there has been a suspicion of market manipulation during the Valuation Period, then the Board would also determine the Company’s equity value using the Multiple Method (as described below), and to the extent the Market Method differed from the Multiple Method by 10% or more, then the matter would be referred by the Company to the President of the Institute of Chartered Accountants of England and Wales for the purposes of appointing a single arbitrator (the “Arbitrator”). If the variance between the Market Method calculation and the Multiple Method calculation was less than 10%, then the Board would allocate additional equity based on the equity value determined by the Market Method.

(d) For the purposes of the Term Sheet, the equity valuation using the Multiple Method was to be calculated by (y) multiplying the reported EBITDA for the Company in the year ended on the Valuation Date by the multiple of 8 and (z) subtracting net indebtedness, which was to be calculated as all funded debt instruments (including capital leases and preference shares) less cash and cash equivalents (the “Multiple Method”).

(e) If, on the Valuation Date, the Ordinary Shares of the Company are not listed on the Frankfurt Stock Exchange or any other stock exchange, then the matter shall be referred by the Company to the Arbitrator as described above for the purpose of determining the Company’s equity value.

4. Objectives

The three Third Party Investment Banks have been appointed since either (i) a majority of the Board has determined in writing that there is a suspicion that market manipulation has occurred during the Valuation Period or (ii) as of the Valuation Date, the Ordinary Shares of the Company are not listed on the Frankfurt Stock Exchange or any other stock exchange. Market manipulation includes trading activity within the markets for the Company’s ordinary shares (“Manipulation”) which has resulted either in an increase or decrease (a “Deviation”) of the Company’s equity value as calculated by the Market Method. For the avoidance of doubt, references in these Instructions either to “Manipulation” or “Market Manipulation” shall not mean that any of the parties referred to herein have been, or are suspected of being, involved in any criminal or other illegal conduct or activities whatsoever.

5. Determining a Point Valuation

The Third Party Investment Banks shall each provide a valuation (the “Point Valuation”) of the Company’s ordinary equity which removes the effects of any Deviation from the Company’s equity value as calculated under the Market Method.

6. Sources of Information

(a) For the avoidance of doubt, the three Third Party Investment Banks shall be entitled to use in their own discretion the following information when preparing their Written Valuation Opinions:

(i) Any information relating to the Company which, immediately prior to the final day of the Valuation Period, is publicly available and which is not subject to any restrictions arising from confidentiality or other non-disclosure arrangements.

(ii) Any information which the Company ordinarily provides or would provide to equity analysts in the ordinary course.

(iii) Any other public information relating to the market, the industry and comparable companies which the three Third Party Investment Banks deem to be relevant.

(b) When preparing their Written Valuation Opinions as described, the three Third Party Investment Banks are specifically prohibited from using any information relating to the Company and/or its business interests which does not fall within the categories described in 6(a)(i) and 6(a)(ii) above.

7. Valuation to be Prepared by Three Third Party Investment Banks

The three Third Party Investment Banks will each provide to the Arbitrator separate Written Valuation Opinions as described. A copy of each Written Valuation Opinion should be provided to the Company’s Board by the Arbitrator, once completed. For each Third Party Investment Bank, the contents of their Written Valuation Opinions shall be limited to the following:

(i) A single Point Valuation of the Company’s equity value. Each of the three Third Party Investment Banks are expressly prohibited from providing their equity valuations within their Written Valuation Opinions in the form of a range. For the avoidance of doubt, valuations shall not be “per share” valuations;

(ii) The valuation methodologies used in determining the Point Valuation;

(iii) A summary of the information used when determining the Point Valuation; and

(iv) Confirmation that the Point Valuation excludes those factors or matters specified in clause 10 (“Excluded Items”) below.

8. Equity Value

For the avoidance of doubt and for the purposes of preparing their Written Valuation Opinions only, the three Third Party Investment Banks shall treat the Company’s equity value as the value attributable to the entire issued ordinary share capital of the Company on the Valuation Date independent of its structure of ordinary shares, warrants and other equity securities.

9. Valuation Techniques

The three Third Party Investment Banks shall be entitled to use any generally accepted valuation techniques or methodologies for the purposes of arriving at their respective Point Valuations as would ordinarily be used by reasonably competent third party investment banks when conducting similar written valuation opinions on arm’s length terms for other business entities in the open market.

10. Excluded Items

The three Third Party Investment Banks shall have regard to the following matters when carrying out their Written Valuation Opinions:

(i) No Control Premium: The Company’s equity valuation calculated by the three

Third Party Investment Banks shall exclude any premium that could be added to reflect a controlling equity interest in the Company.

(ii) No Strategic Premium: The Company’s equity valuation calculated by the three Third Party Investment Banks shall not reflect any possible “strategic” premium that a potential acquirer of the Company’s business might pay to reflect possible financial or operational synergies, improved market position, or any other business factor.

11. Questions and/or Requests for Information

(a) The Third Party Investment Banks shall have the opportunity to meet with the Company’s management team and/or members of the Board to discuss the business and ask any questions which they may have, save that no material price sensitive information which has not previously been made public may be disclosed by the Company to the three Third Party Investment Banks during these meetings with the Company’s management team and/or members of the Board.

(b) Should any of the three Third Party Investment Banks have any questions, or require any additional information, when preparing their Written Valuation Opinions for the Arbitrator within the timetable identified in clause 2 above, then the three Third Party Investment Banks should submit their questions and/or requests for information to the Arbitrator in writing.

(c) The Arbitrator shall ensure that copies of any written questions and/or requests for information, and their written responses, are circulated to each of the three Third Party Investment Banks involved in conducting their Written Valuation Opinions, with a copy to the Company’s Board, promptly, and in any event, prior to any Written Valuation Opinions being concluded.

SCHEDULE F

U.S. SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction of Organization
IFCO Systems North America, Inc.	Delaware

AZ Pallet, Inc	Delaware

Black River Forest Products, Inc.	Wisconsin

IFCO Systems Waterloo, WI, Inc.	Wisconsin

IFCO Systems Arizona, Inc	Delaware

IFCO Systems California, Inc	California

IFCO Systems Florida, Inc.	Florida

IFCO Systems Iowa,Inc.	Delaware

IFCO Systems Louisiana, Inc.	Delaware

IFCO Systems Ohio, Inc.	Delaware

IFCO Systems Pennsylvania, Inc.	Delaware

IFCO Systems Virginia, Inc.	Virginia

IFCO U.S., L.L.C.	Delaware

IFCO Systems Maine, Inc	Maine

IFCO Systems Wisconsin, Inc.	Wisconsin

NLD, Inc.	Delaware

NLP Transport, Inc.	Delaware

PalEx Texas Holdings, Inc.	Delaware

PalEx-Texas, Inc.	Delaware

PalEx-Texas, L.P.	Texas

Pallet Management Services, Inc.	Delaware

Schoeller U.S., Inc.	Delaware

Texas Pallet Acquisition, Inc.	Delaware

IFCO Systems North Carolina, Inc.	North Carolina

IFCO Systems Indiana, Inc.	Indiana

IFCO Systems Western Region, Inc.	California

IFCO Systems Butner, Inc.	Delaware

Valley Crating and Packaging, Inc.	Delaware

IFCO Systems Holding Company, Inc.	Delaware

IFCO Systems Minneapolis, Inc.	Minnesota

ERC Systems, Inc.	Colorado

IFCO Systems South Carolina, Inc	Delaware

Name	Jurisdiction of Organization
Montebello IFCO Systems, Inc.	Delaware

IFCO Systems Chicago, Inc.	Illinois

IFCO Systems Zellwood, Inc	Florida

IFCO Systems Georgia, Inc.	Florida

IFCO Systems Illinois, Inc.	Illinois

IFCO Systems Miami, Inc	Delaware

IFCO Systems Michigan, Inc	Michigan

IFCO Systems Minnesota, Inc	Minnesota

IFCO Systems Charlotte, Inc.	Delaware

IFCO Systems Washington, Inc.	Delaware

IFCO Systems Container LLC	Colorado

IFCO Systems Kansas, Inc.	Delaware

Bromley Acquisition Company, Inc	Delaware

IFCO Investments Venture, Ltd.	Delaware

IFCO Systems Investments, Inc.	Delaware

SCHEDULE G

MATERIAL SUBSIDIARIES OF THE COMPANY IN THE IFCO GROUP

Name	Jurisdiction of Organization
IFCO Systems GmbH	Germany

IFCO Systems Espana S.A.	Spain

IFCO France S.A.S	France

IFCO Italia S.r.L	Italy

IFCO Systems (Schweiz) AG	Switzerland

IFCO Skandinavien A/S	Denmark

IFCO Systems UK Ltd	United Kingdom

IFCO Systems Finance I, BV	Netherlands

IFCO Systems Finance II, BV	Netherlands

IFCO Osterreich GesmbH	Austria

GELOG AG	Switzerland

IFCO Lojistik Sistemleri Tic. Ltd. Sti.	Turkey

IFCO Systems Asia Ltd	Hong Kong

IFCO Argentina S.A.	Argentina

IFCO Japan, Inc.	Japan

IFCO do Brasil Embalagens LTDA	Brazil

GISO Verwaltungsgesellschaft mbH & Co. Behalterleasing KG	Germany

MTP GmbH	Germany

MTP GmbH & Co. KG	Germany

IFCO Online AG	Germany

IFCO Systems North America, Inc.	Delaware

Schoeller U.S., Inc	Delaware

IFCO-U.S., L.L.C.	Delaware

SCHEDULE H

FORM OF NOTICE BY CONSENTING NOTEHOLDER IN ACCORDANCE WITH SECTION 2.2(n)

[ON CONSENTING NOTEHOLDER’S LETTERHEAD]

Re:    IFCO Systems N.V.’s EUR 200 million 10.625% Senior Subordinated Notes due 2010

(the “Notes”)

To:	IFCO Systems N.V. (the “Company”)
Zugspitzstrasse 15
D-82049 Pullach
Germany
Telephone: +49 89 744 91 244
Facsimile: +49 89 744 91 239
Attention: Karl Pohler, Michael Nimtsch

Schoeller Logistic Technologies Holding GmbH (“SLT”)
Zugspitzstrasse 15
D-82049 Pullach
Germany
Telephone: +49 89 744 91 100
Facsimile: +49 89 744 91 299
Attention: Christoph A. Schoeller

Schoeller Logistic Systems GmbH (“SLS”)
Zugspitzstrasse 15
D-82049 Pullach
Germany
Telephone: +49 89 744 91 100
Facsimile: +49 89 744 91 299
Attention: Christoph A. Schoeller

We hereby state as follows:

1. We have executed a copy of a restructuring agreement dated as of 18 September 2002 among the Company, SLT, SLS and the other Consenting Noteholders signatories thereto (the “Restructuring Agreement”) in connection with the Restructuring of the Notes. Capitalized terms used in this notice are defined in the Restructuring Agreement unless otherwise stated.

2. At the time of executing the Restructuring Agreement we either were the beneficial owner of, or were performing investment management services on behalf of the beneficial owner of, EUR face amount of Notes as was set forth upon the signature page thereto. Each of these EUR face amount of Notes were offered by us in support of the Restructuring Steps in accordance with the terms of and subject to the conditions set forth in the Restructuring Agreement.

3. According to Section 2.2(n) of the Restructuring Agreement, we agreed not to sell, transfer or assign any of our Notes or any voting interest therein, or any claim which we may have against the Company or any of its Subsidiaries based upon our ownership of the Notes or the Indenture, to any Person who was not another Consenting Noteholder during the term of the Restructuring Agreement unless such Person, prior to any transfer or agreement, entered into a written undertaking in favor of the other parties to the Restructuring Agreement as if such Person was a Consenting Noteholder.

We hereby give notice in accordance with Section 9.11 of the Restructuring Agreement and having regard to our obligations under Section 2.2(n) as aforesaid, that7:

EITHER:

On     , 2002 we sold face amount of our Notes to [    ]8 who represented to us that it was a Consenting Noteholder and furnished to us an executed copy of the Restructuring Agreement, the signature page of which is attached hereto.

OR:

On     , 2002 we sold face amount of our Notes to [    ]9 who represented to us that it was not a Consenting Noteholder but who has now signed a Restructuring Agreement. We attach copies of the Restructuring Agreement signature pages for your records together with confirmation from [    ]10 that it recognizes that it is bound by the provisions of Section 2.2(n) of the Restructuring Agreement in favor of each of the parties thereto.

Please contact us should you have any queries.

Yours sincerely

[CONSENTING NOTEHOLDER]

cc:	Weil, Gotshal & Manges
One South Place
London EC2M 2WG
United Kingdom
Telephone: +44 (0)20 7903 1000
Facsimile: +44 (0)20 7903 0990
Attention: Stephen E. Jacobs, S. Wade Angus

[7]	Delete as applicable.
[8]	Enter name and contact details for Consenting Noteholder.
[9]	Enter name and contact details for new beneficial owner of the Notes.
[10]	Enter name and contact details for new beneficial owner of the Notes.

The Ad Hoc Committee of Noteholders of IFCO Systems N.V.
c/o Cadwalader, Wickersham & Taft
265 Strand
London WC2R 1BH
United Kingdom
Telephone: +44 (0)20 7170 8700
Facsimile: +44 (0)20 7170 8600
Attention: Andrew Wilkinson, Richard Nevins

FORM OF UNDERTAKING BY NEW NOTEHOLDER IN ACCORDANCE
WITH SECTION 2.2(n)

[ON NEW NOTEHOLDER’S LETTERHEAD]

Re:     IFCO Systems N.V.’s EUR 200 million 10.625% Senior Subordinated Notes due 2010 (the “Notes”)

To:	IFCO Systems N.V. (the “Company”)
Zugspitzstrasse 15
D-82049 Pullach
Germany
Telephone: +49 89 744 91 244
Facsimile: +49 89 744 91 239
Attention: Karl Pohler, Michael Nimtsch

Schoeller Logistic Technologies Holding GmbH (“SLT”)
Zugspitzstrasse 15
D-82049 Pullach
Germany
Telephone: +49 89 744 91 100
Facsimile: +49 89 744 91 299
Attention: Christoph A. Schoeller

Schoeller Logistic Systems GmbH (“SLS”)
Zugspitzstrasse 15
D-82049 Pullach
Germany
Telephone: +49 89 744 91 100
Facsimile: +49 89 744 91 299
Attention: Christoph A. Schoeller

We hereby confirm and undertake as follows:

1. We have executed a copy of a restructuring agreement dated as of 18 September 2002 among the Company, SLT, SLS and the other Consenting Noteholders signatories thereto (the “Restructuring Agreement”) in connection with the Restructuring of the Notes. Capitalized terms used in this undertaking are defined in the Restructuring Agreement unless otherwise stated.

2. In entering into the Restructuring Agreement we agree to be bound by its terms, and in particular, Section 2.2(n) thereof. We attach an executed copy of the Restructuring Agreement signature page for your records.

3. As is stated on Restructuring Agreement’s signature page, we confirm that we are either beneficial owners of, or perform investment management services on behalf of the beneficial owners of, EUR face amount of Notes. Each of these Notes are offered by us in support of the Restructuring Steps in accordance with the terms of and subject to the conditions set forth in the Restructuring Agreement.

Please contact us should you have any queries.

Yours sincerely

[NEW NOTEHOLDER]

cc:	Weil, Gotshal & Manges
One South Place
London EC2M 2WG
United Kingdom
Telephone: +44 (0)20 7903 1000
Facsimile: +44 (0)20 7903 0990
Attention: Stephen E. Jacobs, S. Wade Angus

The Ad Hoc Committee of Noteholders of IFCO Systems N.V.
c/o Cadwalader, Wickersham & Taft
265 Strand
London WC2R 1BH
United Kingdom
Telephone: +44 (0)20 7170 8700
Facsimile: +44 (0)20 7170 8600
Attention: Andrew Wilkinson, Richard Nevins